     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1996


                                                       REGISTRATION NO. 333-4691
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          SOURCE SERVICES CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

             DELAWARE                            7363                           36-2690960
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                          5580 LBJ FREEWAY, SUITE 300
                              DALLAS, TEXAS 75240
                                 (214) 385-3002
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  D. LES WARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          5580 LBJ FREEWAY, SUITE 300
                              DALLAS, TEXAS 75240
                                 (214) 385-3002
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

              RICHARD M. HULL, ESQ.                                SIDNEY J. NURKIN, ESQ.
              DAVID R. EARHART, ESQ.                               M. HILL JEFFRIES, ESQ.
              J. CARTER MEYER, ESQ.                               R. BRANDON ASBILL, ESQ.
             GARDERE & WYNNE, L.L.P.                                   ALSTON & BIRD
           1601 ELM STREET, SUITE 3000                           1201 WEST PEACHTREE STREET
               DALLAS, TEXAS 75201                                 ATLANTA, GEORGIA 30309
                  (214) 999-3000                                       (404) 881-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                ITEM NUMBER AND HEADING                       HEADING IN PROSPECTUS
     ---------------------------------------------  ------------------------------------------
  1. Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages of
       Prospectus.................................  Inside Front and Outside Back Cover Pages
  3. Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors; The
                                                      Company
  4. Use of Proceeds..............................  Prospectus Summary; Use of Proceeds;
                                                      Capitalization
  5. Determination of Offering Price..............  Underwriting
  6. Dilution.....................................  Risk Factors; Dilution
  7. Selling Security Holders.....................  Principal and Selling Stockholders
  8. Plan of Distribution.........................  Outside Front Cover Page; Underwriting
  9. Description of Securities to be Registered...  Dividend Policy; Management; Description
                                                    of Capital Stock
 10. Interests of Named Experts and Counsel.......  Not Applicable
 11. Information with Respect to the Registrant...  Outside Front Cover Page; Prospectus
                                                      Summary; Risk Factors; Use of Proceeds;
                                                      Dividend Policy; Capitalization;
                                                      Selected Financial Data; Management's
                                                      Discussion and Analysis of Financial
                                                      Condition and Results of Operations;
                                                      Business; Management; Principal and
                                                      Selling Stockholders; Description of
                                                      Capital Stock; Shares Eligible for
                                                      Future Sale; Experts; Financial
                                                      Statements
 12. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities................................  Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS, DATED JULY 24, 1996


                                2,500,000 Shares

                                      LOGO
                          SOURCE SERVICES CORPORATION
                                  Common Stock
                             ---------------------

     Of the 2,500,000 shares of Common Stock, $0.02 par value per share ("Common Stock"), of Source Services Corporation (the "Company") offered hereby (the "Offering"), 1,563,431 shares are being offered by the Company and 936,569 are being offered by certain stockholders of the Company (the "Selling Stockholders") including the Source Services Corporation Employees' Profit Sharing Plan. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.


     Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "SRSV".

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                             PRICE TO        UNDERWRITING      PROCEEDS TO
                              PUBLIC         DISCOUNT(1)        COMPANY(2)       PROCEEDS TO
                                                                                   SELLING
                                                                                STOCKHOLDER(2)
- ------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(3)................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $800,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholders will be $       , $       , $       and $       , respectively.
    See "Underwriting."
                             ---------------------
     The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made on or about
  , 1996.

          THE ROBINSON-HUMPHREY                     RAUSCHER PIERCE
              COMPANY, INC.                          REFSNES, INC.

            , 1996.

                            EXPERIENCE ON DEMAND(SM)

                                     [MAP]

[ ] Indicates markets served by the Company. A market, as defined by the Company, is a geographic area that can be efficiently served through at least one branch office.


               Source Services Corporation(R) has a 34-year history

                   of providing EXPERIENCE ON DEMAND(SM) through

            professional and highly skilled personnel. With offices

               in 52 markets across the United States and one in

                   Canada, and a current national database of

          more than one million potential candidates, Source(SM) consults with clients to provide integrated

                 solutions for their specialty staffing needs.


                             [SOURCE SERVICES LOGO]

                             ----------------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes (i) a 2.9-for-one stock split in the form of a stock dividend effected in June 1996 and (ii) no exercise of the Underwriters' over-allotment option. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Source Services Corporation (the "Company") is a specialty staffing services firm that provides flexible staffing, traditionally known as temporary staffing, and permanent placement of professional and skilled personnel primarily in the areas of information technology, accounting and finance, and engineering and manufacturing. The Company has recently expanded its service offerings to include the staffing of professional and skilled personnel in the areas of health care and legal services. The Company believes that the ability to provide both flexible staffing and permanent placement of professional and skilled personnel in a broad spectrum of fields enables it to present integrated solutions to its clients' staffing needs and to attract qualified candidates. It further believes that the staffing of professional and skilled personnel in specialty niches generally includes longer term assignments than typical clerical temporary placement and offers the Company the opportunity for greater growth and higher profitability. The Company has offices in 52 markets throughout the United States and one in Canada.

     Founded in 1962, the Company began its operations as a provider of permanent placement services to the information technology industry. Using the resources and relationships that it developed as a leading provider of permanent placement services, the Company in 1991 shifted the focus of its service offerings to flexible staffing services. Today, the Company's flexible staffing business benefits greatly from the Company's experience in providing permanent placement services.

     Over its 34 years, the Company has developed expertise in the recruitment and selection of professional and skilled personnel to satisfy client requests. The Company currently maintains a database of over one million potential candidates and uses proprietary technology to match these candidates with its clients' specific needs. In addition, each of the Company's sales associates has a background in one of the Company's areas of specialization, thereby promoting a better understanding of the needs of the Company's clients and providing the Company an advantage in its recruiting efforts.

     The Company had net service revenue of $141.8 million in 1995, an increase of 57.5% from 1994. The Company has experienced significant growth as net service revenue has increased at a compounded annual rate of approximately 46.5% over the past three years. This growth has resulted primarily from an increase in the Company's net service revenue from flexible staffing, which has grown at a compounded annual rate of approximately 70.0% for the past three years. During 1995, approximately 60.7% of the Company's net service revenue was derived from its flexible staffing services. The Company also continues to benefit from its experience in information technology. Information technology net service revenue has grown at a compounded annual rate of approximately 54.7% for the past three years and accounted for approximately 68.1% of total net service revenue in 1995.

                                    STRATEGY

     The Company's strategy is to focus on providing flexible staffing of professional and skilled personnel. While permanent placement will remain an important part of the Company's business, the Company believes that specialty flexible staffing offers greater growth and profit potential than other segments of the staffing services industry due to changing practices of employers today. The Company seeks to differentiate itself from other providers of specialty staffing services by recruiting highly qualified candidates and focusing on client needs. The Company strives to achieve these service objectives primarily by employing sales associates with backgrounds in the Company's areas of specialization, developing and using proprietary technology and maintaining a database of over one million professional or skilled candidates.

     The Company intends to expand its business by focusing on the following growth strategies:

     - Leveraging existing relationships by promoting the full range of its service offerings to existing clients.

     - Expanding service offerings in existing markets.

     - Opening offices in new geographic markets.

     - Introducing new areas of specialization.

     - Pursuing strategic acquisitions.

                         THE STAFFING SERVICES INDUSTRY


     The staffing industry has experienced rapid growth in the last decade with industry revenues preliminarily estimated to have exceeded $60 billion in 1995, according to Staffing Industry Analysts,* a staffing services industry publication. Staffing Industry Analysts preliminarily estimated that the temporary help sector reached $41.2 billion in revenues for 1995, which the Company estimates, based on preliminary data provided by Staffing Industry Analysts, to represent an average annual growth rate of 17.7% over the past four years. In addition, Staffing Industry Analysts preliminarily estimated that flexible staffing personnel accounted for approximately 1.8% of the United States workforce in 1995 as compared to 1.0% in 1991.



     Information technology, which comprised 68.1% of the Company's 1995 net service revenue, has become one of the fastest growing sectors of the staffing services industry according to Staffing Industry Analysts. Staffing Industry Analysts preliminarily estimated that revenues from the information technology sector of the staffing services industry reached $8.9 billion in 1995 and increased 25% from 1994. Over the last decade the increased use of technology has led to a dramatic rise in demand for technical project support, software development and other computer-related services. Businesses have outsourced many of these functions and have used employees of specialty staffing firms in an attempt to meet the increased demand for computer-skilled personnel.


                                  THE OFFERING


Common Stock Offered by the Company.......  1,563,431 shares
Common Stock Offered by the Selling
  Stockholders............................  936,569 shares
Common Stock to be Outstanding after this
  Offering................................  8,759,828 shares
Use of Proceeds...........................  The net proceeds will be used to repay certain indebtedness, to make capital improvements, to
                                            support growth, including potential acquisitions,
                                            and for working capital and other general
                                            corporate purposes. See "Use of Proceeds."
Nasdaq National Market Symbol.............  SRSV


- ---------------


* Staffing Industry Analysts estimates are based upon data obtained from the U.S. Bureau of Labor Statistics, the U.S. Bureau of the Census, The Omnicomp Group, National Association of Temporary and Staffing Services data from DRI/McGraw-Hill and Lauer, Lalley, Victoria, Inc. surveys, National Technical Services Association data from Harbridge House, industry participants, and Staffing Industry Analysts internal forecasts. These estimates are preliminary and may be refined in the future. Such estimates should not be taken as more than gross estimates of the overall relative size of and growth trends in the staffing industry and its subsegments.

                       SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth summary financial data for each of the fiscal years in the five-year period ended December 31, 1995 and the quarters ended April 2, 1995 and March 31, 1996.

                                                  YEAR ENDED(1)                            QUARTER ENDED(1)
                             --------------------------------------------------------    ---------------------
                             DEC. 31,   DEC. 31,     JAN. 2,     JAN. 1,     DEC. 31,    APRIL 2,    MARCH 31,
                               1991       1992         1994        1995        1995        1995        1996
                             --------   --------     --------    --------    --------    --------    ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data:
  Net service revenue....... $ 45,888   $ 45,109     $ 53,835    $ 90,067    $141,832    $ 29,942     $40,833
  Gross profit..............   37,897     32,503       33,908      54,656      78,780      16,245      22,298
  Operating income (loss)...   (5,731)    (2,660)       1,679       5,414       7,262       1,055       1,454
  Net income (loss).........   (4,371)    (2,138)         817       3,247       4,175         614         802
  Net income (loss) per
     share.................. $  (1.31)  $  (0.50)(2) $   0.11    $   0.45    $   0.58    $   0.09     $  0.11
  Weighted average shares
     outstanding............    3,330      4,255        7,386       7,250       7,178       7,192       7,153


                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(3)
                                                                        -------   --------------
Balance Sheet Data:
  Working capital.....................................................  $14,702      $ 35,162
  Total assets........................................................   31,744        51,404
  Total long term debt................................................       65            65
  Stockholders' equity................................................   18,108        40,568
Other Data:
  Net service revenue by
     areas of
     specialization:
     Information
       technology...........     56.9%      57.7%        58.9%       65.1%       68.1%       66.6%       67.4%
     Accounting and
       finance..............     37.4       36.3         35.5        29.3        26.1        28.5        25.7
     Other..................      5.7        6.0          5.6         5.6         5.8         4.9         6.9
                              -------    -------      -------     -------    --------     -------     -------
                                100.0%     100.0%       100.0%      100.0%      100.0%      100.0%      100.0%
                              =======    =======      =======     =======    ========     =======     =======
  Net service revenue by
     service type:
     Flexible staffing......     25.0%      38.5%        49.3%       54.7%       60.7%       62.5%       63.4%
     Permanent placement....     75.0       61.5         50.7        45.3        39.3        37.5        36.6
                              -------    -------      -------     -------    --------     -------     -------
                                100.0%     100.0%       100.0%      100.0%      100.0%      100.0%      100.0%
                              =======    =======      =======     =======    ========     =======     =======
  Number of markets at
     period end.............       51         49           45          48          53          51          53


- ---------------

(1) The Company's fiscal year ends on the Sunday closest to December 31, and the Company's fiscal quarters end on the Sunday closest to the end of each calendar quarter.
(2) Includes net income per share of $0.02 attributed to cumulative effect on prior years of change in accounting for income taxes.

(3) Adjusted to reflect the sale of 1,563,431 shares of Common Stock offered by the Company hereby and the anticipated application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby.

EFFECT OF FLUCTUATIONS IN THE ECONOMY


     Demand for the Company's services is significantly affected by the general level of economic activity in the United States and the regions of the country in which the Company operates. When economic activity slows, many companies hire fewer permanent employees and decrease their usage of flexible staffing (i.e., personnel on long or short-term assignment) before undertaking layoffs of their full-time employees. The Company's operations are more heavily concentrated in large metropolitan areas, particularly in the Northeast and California. Therefore, a significant economic downturn, either on a national basis or in regions of the country where the Company's operations are more heavily concentrated, could have a material adverse effect on the Company's business and results of operations. As economic activity increases, flexible staffing personnel often have been added to the workforce prior to permanent employees. During these periods of increased economic activity and generally higher levels of employment, the competition among specialty staffing firms for qualified flexible and, to a lesser extent, permanent personnel is intense. Further, the Company may face increased pricing pressures during such periods. There can be no assurance that during these periods the Company will be able to recruit candidates necessary to fill its clients' staffing needs or that such pricing pressures will not adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON AVAILABILITY OF QUALIFIED CANDIDATES

     The Company depends upon its ability to attract and retain personnel for flexible staffing and permanent placement positions, particularly technical and professional personnel, who possess the skills and experience necessary to meet the staffing requirements of its clients. The growth of the market for flexible staffing services in the information technology area in recent years has been driven largely by rapid technological advances, with businesses increasingly turning to outside technical personnel to staff their information technology operations. The Company must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven technical or professional skills is intense and demand for such individuals is expected to remain very strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available to the Company in sufficient numbers and upon economic terms that are acceptable to the Company. See "Business -- Business Strategy."

ABILITY TO ACHIEVE AND MANAGE GROWTH

     The Company has experienced growth driven primarily by internal expansion of services, opening of new markets and industry trends toward the increased use of flexible staffing of professional and skilled personnel. The Company's continued growth depends on many factors, including the Company's ability to:
(i) maintain margins in the face of competitive pressures and changing regulatory environments; (ii) hire, integrate and retain qualified managers in existing markets as well as markets in which the Company has no prior operating experience; (iii) apply its management practices to a significantly larger organization; (iv) maintain and expand existing client relationships; (v) develop new client relationships; (vi) develop new service offerings; (vii) identify and expand into new markets; (viii) maintain sufficient working capital; (ix) continue to improve the recruitment, motivation and retention of its sales associates; and (x) expand its market presence in its current locations. There can be no assurance that the Company will be able to implement successfully any of the foregoing or that industry trends toward the increased use of flexible staffing will continue.

DEPENDENCE ON MANAGEMENT

     The success of the Company's business is highly dependent upon the continued services of its management, including D. Les Ward, its President and Chief Executive Officer; Richard Dupont, its Chief Financial Officer; and Jack
A. Causa, Joseph A. Gendron and Lawrence J. Stanczak, its Vice Presidents of

Operations. The loss of the services of one or more of such individuals could have a material adverse effect upon the Company's business and development. The Company does not maintain key person insurance policies on the lives of any of these individuals. The Company's continued growth also will depend upon its ability to attract and retain additional skilled management personnel. See "Management."

COMPETITION

     The staffing industry is highly competitive and there are limited barriers to entry by competitors. The Company faces significant competition in the markets it serves and is likely to face significant competition in any new markets that it may enter. The Company competes for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, other providers of staffing services, temporary personnel agencies and search firms. National clerical firms and accounting firms, among others, also have begun to penetrate the Company's current and potential target markets with competing services. A number of the Company's competitors possess substantially greater resources than the Company. The Company also faces the risk that certain of its current and prospective clients will decide to provide similar services internally. Additionally, the Company faces significant competition in recruiting candidates in many professional and technical specialties. There can be no assurance that the Company will be able to continue to compete effectively with existing or potential competitors. See
"Business -- Competition."

RELIANCE ON QUALIFIED SALES ASSOCIATES

     The Company's success depends upon the continued service of its sales associates and its ability to identify, hire, develop and retain additional qualified sales associates. The Company expends significant resources in recruiting and training its employees, and the pool of available applicants for these positions is limited. There can be no assurance that the Company will continue to be able to identify, hire, develop and retain qualified sales associates.

RELIANCE ON INFORMATION PROCESSING SYSTEMS AND PROPRIETARY TECHNOLOGY

     The Company's business depends upon its ability to store, retrieve, process and manage significant databases, and periodically to expand and upgrade its information processing capabilities. The Company's computer equipment and software systems are maintained at its Dallas, Texas headquarters. Interruption or loss of the Company's information processing capabilities through loss of stored data, breakdown or malfunction of computer equipment and software systems, telecommunications failure, conversion difficulties or damage to the Company's headquarters and systems caused by fire, tornado, lightning, electrical power outage or other disruption could have a material adverse effect on the Company. See "Business -- Management Information Systems."

     The Company's business depends upon continued use of its proprietary software, databases and processing techniques. None of the Company's proprietary software is copyrighted, although the Company attempts to protect its trade secrets and other proprietary information through agreements with employees and consultants. The enforceability of these agreements varies from state to state and, while the Company intends to vigorously enforce these agreements, there can be no assurance that these precautions will be adequate to deter misappropriation of the Company's proprietary software and information processing and operating techniques.

EMPLOYMENT LIABILITY RISK

     Providers of staffing services employ and place people in the workplaces of other businesses. An inherent risk of such activity includes possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, employment of illegal aliens, theft of client property, other criminal activity or torts and other claims. In some instances the Company, pursuant to written contracts with certain clients, is required to indemnify such clients against some or all of the foregoing matters. A failure of any Company employee or personnel to observe the Company's policies and guidelines intended to reduce exposure to these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations, or other circumstances that cannot be predicted could result in negative publicity, injunctive relief and the payment by the Company of monetary damages, or fines, or have other material adverse effects upon the Company. Moreover, the Company could be held responsible for the actions at a workplace of persons not under the direct control of the Company. The Company is also exposed to potential claims with respect to the permanent placement process. Because of legal constraints and considerations, the Company has found it increasingly difficult to perform background investigations. To reduce its exposure to the foregoing risks, the Company maintains insurance and fidelity bonds covering general liability, workers' compensation claims, employee theft and in some cases errors and omissions. There can be no assurance that such insurance coverage will be available economically in amounts adequate to cover any such liability. See "Business -- Legal Proceedings" and
"Business -- Insurance."

ACQUISITION RISKS

     The Company intends to evaluate the acquisition of other staffing services firms. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Once integrated, acquired firms may not perform as expected. Acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, legal liabilities, maintenance of uniform standards, controls, procedures and policies, impairment of relationships with clients of the acquired firm, operating in markets in which the Company has little or no prior experience, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. The Company has not completed any acquisitions to date. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

INCREASED COSTS FROM GOVERNMENT REGULATION

     The Company is required to pay a number of federal, state and local payroll and related costs, including unemployment taxes, workers' compensation and insurance, FICA and Medicare, among others, for its employees and personnel. Unemployment taxes are a significant expense to the Company. Because the Company employs a large number of personnel for relatively short durations, and because it experiences significant turnover in its personnel, it is taxed at the highest statutory rates for unemployment taxes. Significant increases in the effective rates of any payroll related costs likely would have a material adverse effect upon the Company. In addition, the Company could incur costs related to workers' compensation claims at a higher rate in the future because of such factors as higher than expected losses from known claims or an increase in the number and severity of new claims. See "Business -- Insurance." The Company's costs could also increase as a result of health care reforms or the possible imposition of additional requirements and restrictions related to the placement of personnel. Recent federal and state legislative proposals have included provisions extending health insurance benefits to personnel who currently do not receive such benefits. There can be no assurance that the Company will be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs as a result of any of the foregoing. There is also no assurance that the Company will be able to adapt to future regulatory changes made by the Internal Revenue Service, the Department of Labor or other state and federal regulatory agencies.

     As a provider of health care personnel, the Company is subject to extensive federal, state and local laws and governmental regulations, including periodic examinations by governmental agencies and federal and state anti-fraud, abuse and kickback statutes and regulations. Although such regulations have not had a material adverse effect on the Company, there can be no assurance that the Company will be able to continue to obtain or maintain required government approvals or licenses or that in the future regulatory changes will not have a material adverse effect on the Company.

MAINTENANCE OF PRICE LEVELS

     From time to time, the Company has received requests from certain of its largest clients for volume discounts or other preferred pricing, and at times has agreed to such requests. There can be no assurance that the Company will be able to maintain its current price levels. Any decrease in prices could materially adversely affect the Company's results of operations.

CONTROL OF THE COMPANY BY EXISTING STOCKHOLDERS

     Upon the consummation of this Offering, those shares owned by the Company's Profit Sharing Plan, officers, directors and employees are estimated to constitute a majority of those shares outstanding. Although the holders of these shares do not necessarily vote together, the holders of a majority of the outstanding Common Stock can elect all of the directors of the Company and can approve, delay or prevent certain fundamental corporate transactions, including mergers, consolidations and the sale of substantially all of the Company's assets. Purchasers in the Offering will become minority stockholders and will be unable to control the management or business policies of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

LACK OF PRIOR PUBLIC MARKET, DETERMINATION OF OFFERING PRICE AND SUBSEQUENT MARKET PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that after the Offering an active public market for the Common Stock will develop or be sustained. The initial public offering price for the Common Stock was determined by negotiation between the Company and the Representatives of the Underwriters, and there can be no assurance that the price at which the Common Stock will trade after completion of the Offering will not be below the initial public offering price. From time to time, the stock market experiences significant price and volume fluctuations which may be unrelated to the operating performance of particular companies. Factors such as quarterly changes in results of operations, analysts' estimates, market conditions, announcements by competitors, regulatory actions and general economic conditions may have a significant effect on market price. See "Underwriting."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS; ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") include provisions that may have the effect of discouraging proposals by third parties to acquire a controlling interest in the Company, which could deprive stockholders of the opportunity to consider an offer that would be beneficial to them. The Certificate of Incorporation contains certain provisions that may reduce the likelihood of a change in management or voting control of the Company without the consent of the Company's Board of Directors. These provisions could have the effect of delaying, deterring or preventing tender offers or takeover attempts. See "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation and Bylaws."

DILUTION


     Purchasers of Common Stock offered hereby will experience immediate dilution in the net tangible book value per share of Common Stock of $11.35 per share, assuming an initial public offering price of $16.00 per share. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Immediately following the Offering, the Company will have 8,759,828 shares of Common Stock outstanding. In addition to the shares of Common Stock to be sold in the Offering, 1,625,718 currently outstanding shares will be freely tradeable upon consummation of the Offering, and an additional 1,498,985 shares will be freely tradeable 180 days after the date of this Prospectus when certain agreements by certain stockholders not to sell or otherwise transfer shares of Common Stock expire. See "Management -- Executive Compensation -- Profit Sharing Plan," "Shares Eligible for Future Sale" and "Underwriting."

SUBSTANTIAL DISCRETION OF MANAGEMENT CONCERNING PROCEEDS OF OFFERING

     The Company has allocated approximately $4.8 million of the net proceeds of the Offering for specific purposes, with the remaining net proceeds to be used for the expansion of the Company's operations, and for general corporate purposes. Accordingly, management will have substantial discretion in spending a large part of the net proceeds to be received by the Company. There can be no assurance that management will use such net proceeds in a manner that enhances stockholder value. See "Use of Proceeds."

AVAILABILITY OF AUTHORIZED CAPITAL STOCK


     Following the Offering, the Company will have 91,240,172 shares of Common Stock authorized for issuance. In addition, the Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of preferred stock (the "Preferred Stock"). No shares of Preferred Stock are outstanding, and the Company has no present intention to issue any shares of Preferred Stock. The Board of Directors, in its sole discretion, may establish the preferences, conversion or other rights or voting powers of each series of Preferred Stock and may issue Preferred Stock for such consideration and on such terms as it deems desirable. The issuance of additional shares of Common Stock could dilute the economic and voting interests of the holders of Common Stock. Any shares of Preferred Stock that may be issued likely would have priority over the Common Stock with regard to any cash dividends and in the event of any liquidation of the Company, and the approval of the holders of the Preferred Stock may be required, in addition to the approval of the holders of the Common Stock, with regard to various corporate actions. The Board of Directors also could issue Preferred Stock for the purpose of attempting to discourage mergers, tender offers or proxy contests, the assumption of control by holders of large blocks of the Company's securities or the removal of incumbent management, any of which may be viewed by holders of a majority of the Common Stock as desirable and in their best interests. See "Description of Capital Stock."


                                  THE COMPANY

     With offices in 52 markets throughout the United States and one in Canada, the Company is a leading provider of flexible staffing and permanent placement services in the information technology, finance and accounting, and engineering and manufacturing areas. The Company concentrates on the professional and technical specialty niches within the staffing industry because it believes that these niches require more highly skilled personnel and longer-term assignments, thereby offering the opportunity for greater growth and higher profitability than niches requiring less skilled personnel.

     The Company is incorporated under the laws of Delaware. The Company's principal executive offices are located at 5580 LBJ Freeway, Suite 300, Dallas, Texas 75240 and its telephone number is (214) 385-3002.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in the Offering are estimated to be $22.5 million after deducting estimated underwriting discounts and commissions and estimated offering expenses to be paid by the Company (assuming an initial offering price of $16.00 per share). If the Underwriters exercise the over-allotment option and acquire an additional 375,000 shares from the Company, such net proceeds to the Company are estimated to be $28.1 million.


     Of these net proceeds, the Company has specific plans for approximately $4.8 million, which it intends to use as follows:

          $2.8 million to repay short-term bank borrowings (which were incurred in 1996 to provide working capital, bear interest at the rate of 8.25% per annum and are due in May 1997); and

          $2.0 million for capital improvements (principally furniture, fixtures and equipment for the Company's existing offices).

     The Company intends to use the balance of the net proceeds primarily to support its future growth, although it has no current specific plans. See "Risk Factors -- Substantial Discretion of Management Concerning Proceeds of Offering" and "Business -- Growth Strategy." At present, the Company has no plans to acquire any specific staffing company but tentatively has reserved up to $5.0 million to open new offices and up to $4.0 million to expand services in existing markets. However, actual expenditures may impact the amounts and direction of the Company's other expansion. Any proceeds not used for these growth purposes will be used for working capital and other general corporate purposes.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities. The Company will not receive any proceeds from the sale of the shares offered by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company has not paid any dividends in recent years. The Company currently intends to retain any earnings to provide for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                    DILUTION


     The net tangible book value per share of the Common Stock at March 31, 1996 was $2.53. "Net tangible book value per share" represents the Company's total tangible assets less total liabilities divided by the total number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock to be sold by the Company in the Offering (at an assumed initial offering price of $16.00 per share, and after deducting estimated underwriting discounts and commissions and expenses of the Offering to be paid by the Company), and the application of the net proceeds as set forth under "Use of Proceeds," the Company's net tangible book value per share of Common Stock as of March 31, 1996, would have been $4.65, representing an immediate increase of $2.12 in net tangible book value per share to existing stockholders and an immediate dilution of $11.35 in net tangible book value per share to persons purchasing shares in the Offering. The following table illustrates this dilution per share of Common Stock:



    Assumed initial public offering price.................................          $16.00
      Net tangible book value per share before the Offering...............  $2.53
      Increase per share attributable to new investors....................   2.12
                                                                            -----
    Pro forma net tangible book value per share after the Offering........            4.65
                                                                                    ------
    Dilution of net tangible book value per share to new investors........          $11.35
                                                                                    ======


     The following table sets forth, on a pro forma basis as of March 31, 1996, the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company and the total cash consideration and average price per share paid to the Company (based upon an assumed initial offering price of $16.00 per share for new investors):


                                             SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                            -------------------   ---------------------     PRICE
                                             NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                            ---------   -------   -----------   -------   ---------
    Existing Stockholders.................  7,153,363     82.1%   $ 1,727,000      6.5%    $  0.24
    New Investors.........................  1,563,431     17.9     25,014,896     93.5     $ 16.00
                                            ---------    -----    -----------   ------
                                            8,716,794    100.0%   $26,741,896    100.0%
                                            =========    =====    ===========   ======

                                 CAPITALIZATION


     The following table sets forth the Company's capitalization at March 31, 1996 on a historical basis and as adjusted to give effect to the sale by the Company of 1,563,431 shares of Common Stock offered hereby at an assumed initial public offering price of $16.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds." The data set forth below should be read in conjunction with the other financial information presented elsewhere in this Prospectus.



                                                                              MARCH 31, 1996
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                           (IN THOUSANDS, EXCEPT
                                                                                SHARE DATA)
Short-term debt..........................................................  $ 2,785       $    --
                                                                           =======     =========
Long-term debt, net of current portion...................................  $    65       $    65
                                                                           -------     ---------
Stockholders' equity(1):
  Preferred stock, $0.01 par value; 2,000,000 shares authorized; no
     shares issued and outstanding.......................................       --            --
  Common stock, $0.02 par value; 100,000,000 shares authorized, 7,153,363 shares issued and outstanding; 8,716,794 shares issued and
     outstanding as adjusted.............................................      144           174
  Capital in excess of par...............................................    1,583        24,013
  Retained earnings(2)...................................................   16,381        16,381
                                                                           -------     ---------
          Total stockholders' equity.....................................   18,108        40,568
                                                                           -------     ---------
Total capitalization.....................................................  $18,173       $40,633
                                                                           =======     =========


- ---------------

(1) Excludes 1,000,000 and 30,000 shares of Common Stock reserved for future issuance under the Company's Employees' Stock Option Plan and Directors Stock Option Plan, respectively, and 87,000 shares subject to options granted outside of such plans that were outstanding as of March 31, 1996.

(2) Reflects a combination of retained earnings and cumulative translation adjustment.

                            SELECTED FINANCIAL DATA

     The following table contains certain selected financial data for the Company. The balance sheet data as of January 1, 1995 and December 31, 1995, and the income statement data for each of the three fiscal years in the period ended December 31, 1995, have been derived from the audited financial statements of the Company included elsewhere in this Prospectus. The balance sheet data as of December 31, 1991 and 1992 and January 2, 1994, and the income statement data for each of the fiscal years ended December 31, 1991 and 1992, have been derived from the audited financial statements of the Company which are not included in this Prospectus. The selected financial data as of and for the quarters ended April 2, 1995 and March 31, 1996, have been derived from the unaudited financial statements of the Company which have been prepared on the same basis as the audited financial statements, and, in the opinion of the Company's management, include all adjustments necessary, consisting only of normal recurring adjustments, for a fair presentation. This financial data should be read in conjunction with the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                            YEAR ENDED                                   QUARTER ENDED
                               --------------------------------------------------------------------   --------------------
                               DECEMBER 31,   DECEMBER 31,   JANUARY 2,   JANUARY 1,   DECEMBER 31,   APRIL 2,   MARCH 31,
                                   1991           1992          1994         1995          1995         1995       1996
                               ------------   ------------   ----------   ----------   ------------   --------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data:
  Net service revenue........    $ 45,888       $ 45,109      $ 53,835     $ 90,067      $141,832     $ 29,942    $40,833
  Cost of sales, flexible
    staffing.................       7,991         12,606        19,927       35,411        63,052       13,697     18,535
                                 --------       --------      --------     --------      --------     --------    -------
  Gross profit...............      37,897         32,503        33,908       54,656        78,780       16,245     22,298
                                 --------       --------      --------     --------      --------     --------    -------
  Operating expenses:
    Selling..................      39,634         31,212        27,546       43,795        64,882       14,026     19,322
    General and
      administrative.........       3,994          3,951         4,683        5,447         6,636        1,164      1,522
                                 --------       --------      --------     --------      --------     --------    -------
         Total operating
           expenses..........      43,628         35,163        32,229       49,242        71,518       15,190     20,844
                                 --------       --------      --------     --------      --------     --------    -------
  Operating income (loss)....      (5,731)        (2,660)        1,679        5,414         7,262        1,055      1,454
  Other income (expense),
    net......................        (927)          (556)         (349)        (403)         (540)         (81)      (174)
                                 --------       --------      --------     --------      --------     --------    -------
  Income (loss) before income
    taxes and cumulative
    effect of change in
    accounting
    principle................      (6,658)        (3,216)        1,330        5,011         6,722          974      1,280
  Income tax (expense)
    benefit..................       2,287          1,013          (513)      (1,764)       (2,547)        (360)      (478)
                                 --------       --------      --------     --------      --------     --------    -------
  Net income (loss) before
    cumulative effect of
    change in benefit........      (4,371)        (2,203)          817        3,247         4,175          614        802
  Cumulative effect on prior
    years of change in
    accounting for income
    taxes....................          --             65            --           --            --           --         --
                                 --------       --------      --------     --------      --------     --------    -------
  Net income (loss)..........    $ (4,371)      $ (2,138)     $    817     $  3,247      $  4,175     $    614    $   802
                                 ========       ========      ========     ========      ========     ========    =======
  Net income (loss) per share
    before cumulative
    effect...................    $  (1.31)      $  (0.52)     $   0.11     $   0.45      $   0.58     $   0.09    $  0.11
  Cumulative effect..........          --            .02            --           --            --           --         --
                                 --------       --------      --------     --------      --------     --------    -------
  Net income (loss) per
    share....................    $  (1.31)      $  (0.50)     $   0.11     $   0.45      $   0.58     $   0.09    $  0.11
                                 ========       ========      ========     ========      ========     ========    =======
  Weighted average shares
    outstanding..............       3,330          4,255         7,386        7,250         7,178        7,192      7,153

                                DECEMBER 31,   DECEMBER 31,   JANUARY 2,   JANUARY 1,   DECEMBER 31,   APRIL 2,   MARCH 31,
                                    1991           1992          1994         1995          1995         1995       1996
                                ------------   ------------   ----------   ----------   ------------   --------   ---------
                                                                      (IN THOUSANDS)
Balance Sheet Data:
  Working capital.............    $  5,482      $  3,015      $  4,238     $  6,419      $ 14,642     $  7,007    $14,702
  Total assets................      13,251        13,895        13,031       22,434        30,624       22,105     31,744
  Total long-term debt........       5,372         1,566         1,179          179           135           39         65
  Stockholders' equity........       2,326         2,992         4,107        7,812        17,294        8,523     18,108

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in connection with the Company's Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

OVERVIEW

     Founded in 1962, the Company began its operations as a provider of permanent placement services to the information technology industry. The Company expanded its specialty focus to include accounting and finance in 1976 and engineering and manufacturing in 1980. By the late 1980's, the Company had become a national provider of permanent placement services in information technology and accounting and finance.

     In recent years, employers have shifted their hiring practices to include a greater proportion of flexible, or temporary, employees. This hiring trend, in combination with a downturn in the national economy beginning in 1990, resulted in a significant reduction in permanent hiring that lasted through 1993, which caused the Company to experience a significant reduction in net service revenue from permanent placements. In response to this reduction in net service revenue, the Company began a number of strategic initiatives to expand services, reduce operating expenses and improve profitability.

     As one of these initiatives, the Company shifted its focus to providing flexible staffing services. In 1990, the Company established its Source Consulting and Accountant Source Temps divisions to supply flexible staffing personnel to clients in the information technology and accounting and finance fields. Since then, the Company has introduced flexible staffing services in all of its areas of specialization, and these services currently account for a majority of the Company's net service revenue.

     In recent years, substantially all of the Company's growth has come from expansion of its flexible staffing services, adding staffing services in new areas of specialization and entering new geographic markets. This internal growth has occurred despite the Company's lack of access to outside capital.

     The following table sets forth the number of markets, by service type and area of specialization, as of the end of the indicated periods:

                                                                1991   1992   1993   1994   1995
                                                                ----   ----   ----   ----   ----
    Flexible Staffing.........................................   11     21     30     43     47
    Permanent Placement.......................................   51     49     45     46     51
    Information Technology....................................   49     47     43     46     51
    Accounting and Finance....................................   33     35     35     33     37
    Engineering and Manufacturing.............................    5      5      5      7     11
    Other.....................................................    0      0      0      2      4

     Flexible staffing net service revenue has grown from $17.5 million in 1992 to $86.1 million in 1995, a compounded annual rate of 70.0%, and accounted for 60.7% of total net service revenue in 1995. The increasing proportion of flexible staffing net service revenue has had the effect of lowering the Company's gross profit as a percentage of net service revenue. This decrease occurs because, in accordance with industry practices, the Company classifies all costs associated with permanent placement services as operating expense whereas in flexible staffing, employee costs are treated as a cost of net service revenue.

     Flexible staffing net service revenue is recognized based on hours worked by assigned personnel on a weekly basis. The Company bills its clients for a negotiated hourly rate. Flexible staffing personnel generally are employees of the Company; accordingly, the Company generally is responsible for all direct costs associated with employing flexible staffing personnel including wages, payroll taxes and payroll-related insurance. Because the Company generally pays its flexible staffing personnel only for the hours they actually work, wages for a majority of the Company's flexible staffing personnel are variable costs that increase or decrease in proportion with net service revenue from flexible staffing services.

     The Company's permanent placement services typically result in payment to the Company when a candidate is hired by a client and the candidate is retained for the duration of a guarantee period. Net service revenue from permanent placements is recognized on the date the employer and candidate mutually agree to an offer and acceptance of employment. The Company's fee is usually structured as a percentage of the placed candidate's first-year annual compensation. The primary costs associated with permanent placement are sales commissions which increase in proportion with net service revenue from permanent placements.

RESULTS OF OPERATIONS

     The following table illustrates the percentage of net service revenue generated within the Company's areas of specialization for the indicated periods:

                                                          YEAR ENDED                    QUARTER ENDED
                                            --------------------------------------   --------------------
                                            JANUARY 2,   JANUARY 2,   DECEMBER 31,   APRIL 2,   MARCH 31,
                                               1994         1995          1995         1995       1996
                                            ----------   ----------   ------------   --------   ---------
    Information Technology................      58.9%        65.1%         68.1%        66.6%      67.4%
    Accounting and Finance................      35.5         29.3          26.1         28.5       25.7
    Other.................................       5.6          5.6           5.8          4.9        6.9
                                            ----------   ----------      ------      --------   ---------
              Total Net Service Revenue...     100.0%       100.0%        100.0%       100.0%     100.0%
                                             =======      =======     ==========      ======    =======

     The following table sets forth, as a percentage of net service revenue, certain items in the Company's statement of operations for the indicated periods:

                                                          YEAR ENDED                    QUARTER ENDED
                                            --------------------------------------   --------------------
                                            JANUARY 2,   JANUARY 1,   DECEMBER 31,   APRIL 2,   MARCH 31,
                                               1994         1995          1995         1995       1996
                                            ----------   ----------   ------------   --------   ---------
    Flexible Staffing.....................      49.3%        54.7%         60.7%        62.5%      63.4%
    Permanent Placement...................      50.7         45.3          39.3         37.5       36.6
                                            ----------   ----------      ------      --------   ---------
      Total Net Service Revenue...........     100.0%       100.0%        100.0%       100.0%     100.0%
                                             =======      =======     ==========      ======    =======
    Gross Profit..........................      63.0%        60.7%         55.5%        54.2%      54.6%
    Operating Expenses....................      59.9         54.7          50.4         50.7       51.0
                                            ----------   ----------      ------      --------   ---------
    Operating Income......................       3.1%         6.0%          5.1%         3.5%       3.6%
                                             =======      =======     ==========      ======    =======
    Net Income............................       1.5%         3.6%          2.9%         2.1%       2.0%
                                             =======      =======     ==========      ======    =======

  Quarter Ended April 2, 1995 Compared with Quarter Ended March 31, 1996

     Net Service Revenue. Net service revenue increased 36.4% from $29.9 million in 1995 to $40.8 million in 1996. The growth in net service revenue resulted from an increase in the number of sales associates from 335 in 1995 to 403 in 1996, and the Company's continued emphasis on expanding the number of service offerings in all markets.

     Net service revenue from flexible staffing services grew 37.8% from $18.8 million in 1995 to $25.9 million in 1996. The growth in flexible staffing net service revenue was the result of a 26.8% increase in hours billed and a 9.6% increase in average billing rates. Permanent placement net service revenue increased 34.1% from $11.2 million in 1995 to $15.0 million in 1996. Permanent placement net service revenue growth resulted primarily from an increase in the number of permanent placements and, to a lesser extent, an increase in average placement fees.

     Net service revenue from information technology increased 37.8% from $20.0 million in 1995 to $27.5 million in 1996. Net service revenue from accounting and finance increased 22.6% from $8.5 million in 1995 to $10.5 million in 1996. Net service revenue from engineering, manufacturing and other professional specialties increased 96.8% from $1.5 million in 1995 to $2.9 million in 1996. The increase in net service revenue in each of the foregoing areas of specialization was attributable to the increase in the number of sales associates.

     Gross Profit. Gross profit increased 37.3% from $16.2 million in 1995 to $22.3 million in 1996, primarily as a result of the factors set forth above. As a percentage of net service revenue, gross profit remained consistent with the prior period at approximately 54.6%.

     Operating Expenses. Operating expenses increased 37.2% from $15.2 million in 1995 to $20.8 million in 1996. The increase was primarily a result of hiring additional operations employees and increased expenses associated with the expansion of the Company's business. The Company continued to invest in improving general corporate communications and operating facilities. As a percentage of net service revenue, Operating expenses increased from 50.7% in 1995 to 51.0% in 1996.

     Operating Income. Operating income increased 37.8% from $1.1 million in 1995 to $1.5 million in 1996, primarily as a result of the factors set forth above.

     Other (Income) Expense. Other (income) expense increased from $81,000 in 1995 to $174,000 in 1996.

     Income Taxes. The effective income tax rate was 37.0% and 37.3% in 1995 and 1996, respectively.

     Net Income. Net income increased from $614,000 in 1995 to $802,000 in 1996 as a result of the factors set forth above.

  1994 Compared with 1995

     Net Service Revenue. Net service revenue increased 57.5% from $90.1 million in 1994 to $141.8 million in 1995. The growth in net service revenue was primarily attributable to the opening of offices in five new geographic markets and the continued growth of the Company's flexible staffing business.

     Net service revenue from flexible staffing services grew 74.7% from $49.3 million in 1994 to $86.1 million in 1995. The growth in flexible staffing net service revenue was the result of a 48.3% increase in the number of hours billed and a 17.8% increase in average billing rates. In 1994, flexible staffing services were offered in 43 markets as compared to 47 markets in 1995. Permanent placement net service revenue increased 36.6% from $40.8 million in 1994 to $55.7 million in 1995. Permanent placement net service revenue growth resulted primarily from an increase in the number of permanent placements and, to a lesser extent, an increase in average placement fees.

     Net service revenue from information technology increased 64.9% from $58.6 million in 1994 to $96.6 million in 1995. Net service revenue from accounting and finance increased 40.2% from $26.4 million in 1994 to $37.0 million in 1995. The growth in net service revenue from information technology and accounting and finance staffing services resulted from expansion of flexible staffing services into new markets and an increase in the number of sales associates. Net service revenue from engineering, manufacturing and other professional specialties increased 61.6% from $5.1 million in 1994 to $8.2 million in 1995.

     Gross Profit. Gross profit increased 44.1% from $54.7 million in 1994 to $78.8 million in 1995. As a percentage of net service revenue, gross profit decreased from 60.7% in 1994 to 55.5% in 1995. The decrease resulted from the changing mix of the Company's net service revenue toward flexible staffing services.

     Operating Expenses. Operating expenses increased 45.2% from $49.2 million in 1994 to $71.5 million in 1995. The increase resulted primarily from the rapid expansion of the Company's business including opening offices in five new markets. In addition, the Company added corporate personnel and began upgrading its management information system. As a percentage of net service revenue, operating expenses decreased from 54.7% in 1994 to 50.4% in 1995.

     Operating Income. Operating income increased 34.1% from $5.4 million in 1994 to $7.3 million in 1995, primarily as a result of the above factors.

     Other (Income) Expense. Other (income) expense increased from $403,000 of expense in 1994 to $540,000 of expense in 1995.

     Income Taxes. The effective income tax rate was 35.2% and 37.9% in 1994 and 1995, respectively.

     Net Income. Net income increased from $3.2 million in 1994 to $4.2 million in 1995 as a result of the above factors.

  1993 Compared with 1994

     Net Service Revenue. Net service revenue increased 67.3% from $53.8 million in 1993 to $90.1 million in 1994. The growth in net service revenue was primarily attributable to management's efforts to expand information technology flexible staffing services throughout the Company's existing markets and growth in the number of sales associates from 254 to 360.

     Net service revenue from flexible staffing services grew 81.6% from $27.2 million in 1993 to $49.3 million in 1994. The growth in flexible staffing net service revenue was the result of a 67.3% increase in the number of hours billed and a 10.9% increase in average billing rates. In 1993, flexible staffing services were offered in 30 markets as compared to 43 markets in 1994. Permanent placement net service revenue increased 52.8% from $26.7 million in 1993 to $40.8 million in 1994. Permanent placement net service revenue growth resulted primarily from an increase in the number of permanent placements and, to a lesser extent, an increase in average placement fees.

     Net service revenue from information technology increased 84.7% from $31.7 million in 1993 to $58.6 million in 1994. Net service revenue from accounting and finance increased 38.2% from $19.1 million in 1993 to $26.4 million in 1994. The growth in information technology and accounting and finance staffing net service revenue resulted from expansion of flexible staffing services into new markets and an increase in the number of sales associates. Net service revenue from engineering, manufacturing and other professional specialties increased 68.8% from $3.0 million in 1993 to $5.1 million in 1994.

     Gross Profit. Gross profit increased 61.2% from $33.9 million in 1993 to $54.7 million in 1994. As a percentage of net service revenue, gross profit decreased from 63.0% in 1993 to 60.7% in 1994. The decrease resulted from the changing mix of the Company's net service revenue toward flexible staffing services.

     Operating Expenses. Operating expenses increased 52.8% from $32.2 million in 1993 to $49.2 million in 1994. The increase resulted primarily from hiring additional sales associates and increased commissions and other variable expenses associated with net service revenue growth. As a percentage of net service revenue, operating expenses decreased from 59.9% in 1993 to 54.7% in 1994.

     Operating Income. Operating income increased 222.5% from $1.7 million in 1993 to $5.4 million in 1994 for the reasons stated above.

     Other (Income) Expense. Other (income) expense increased from $349,000 of expense in 1993 to $403,000 of expense in 1994.

     Income Taxes. The effective income tax rate was 38.6% and 35.2% in 1993 and 1994, respectively.

     Net Income. Net income increased from $817,000 in 1993 to $3.2 million in 1994 as a result of the above factors.

QUARTERLY FINANCIAL DATA

     The following tables set forth selected unaudited quarterly financial information. This information is derived from unaudited financial statements of the Company and includes all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to present a fair statement of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.

           STATEMENTS OF REVENUES AND EXPENSES FOR THE QUARTER ENDED
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                                DEC.
                                       MARCH 31,  JUNE 30,  SEPT. 30,  JAN. 1,  APRIL 2,  JUNE 30,  SEPT. 30,    31,    MARCH 31,
                                         1994       1994      1994      1995      1995      1995      1995      1995      1996
                                       ---------  --------  ---------  -------  --------  --------  ---------  -------  ---------
Net service revenue...................  $18,728   $21,669    $21,868   $27,802  $29,942   $34,418    $37,015   $40,457   $40,833
Cost of sales, flexible staffing......    7,661     8,551      7,835    11,364   13,697    14,934     16,592   17,829     18,535
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Gross profit..................   11,067    13,118     14,033    16,438   16,245    19,484     20,423   22,628     22,298
Operating expenses:
  Selling.............................    9,176    10,597     11,457    12,565   14,026    16,120     16,505   18,231     19,322
  General and administrative..........      999     1,193      1,859     1,396    1,164     1,478      1,645    2,349      1,522
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Total operating expenses......   10,175    11,790     13,316    13,961   15,190    17,598     18,150   20,580     20,844
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Operating income..............      892     1,328        717     2,477    1,055     1,886      2,273    2,048      1,454
Other income (expenses):
  Income, net.........................      (97)      (45 )      (13)      (30)      26        (5 )        0       17         (9)
  Other, net..........................      (73)     (114 )      149      (180)    (107 )    (120 )     (177)    (174 )     (165)
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Income before income taxes....      722     1,169        853     2,267      974     1,761      2,096    1,891      1,280
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
Income tax (expense) benefit..........      306       438        219       801      360       651        776      760        478
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
Net income............................  $   416   $   731    $   634   $ 1,466  $   614   $ 1,110    $ 1,320   $1,131    $   802
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
Net income per share..................  $  0.06   $  0.10    $  0.09   $  0.20  $  0.09   $  0.15    $  0.18   $ 0.16    $  0.11
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
Weighted average shares outstanding...    7,274     7,252      7,230     7,208    7,192     7,179      7,167    7,154      7,153

                                                                                                                DEC.
                                       MARCH 31,  JUNE 30,  SEPT. 30,  JAN. 1,  APRIL 2,  JUNE 30,  SEPT. 30,    31,    MARCH 31,
                                         1994       1994      1994      1995      1995      1995      1995      1995      1996
                                       ---------  --------  ---------  -------  --------  --------  ---------  -------  ---------
Net service revenue...................   100.0%    100.0%     100.0%    100.0%   100.0%    100.0%     100.0%   100.0%     100.0%
Cost of sales, flexible staffing......    40.9%     39.5%      35.8%     40.9%    45.7%     43.4%      44.8%    44.1%      45.4%
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Gross profit..................    59.1%     60.5%      64.2%     59.1%    54.3%     56.6%      55.2%    55.9%      54.6%
Operating expenses:
  Selling.............................    49.0%     48.9%      52.4%     45.2%    46.8%     46.8%      44.6%    45.1%      47.3%
  General and administrative..........     5.3%      5.5%       8.5%      5.0%     3.9%      4.3%       4.4%     5.8%       3.7%
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Total operating expenses......    54.3%     54.4%      60.9%     50.2%    50.7%     51.1%      49.0%    50.9%      51.0%
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Operating income..............     4.8%      6.1%       3.3%      8.9%     3.6%      5.5%       6.2%     5.1%       3.6%
Other income (expense):
  Interest, net.......................    (0.5%)    (0.2% )    (0.1%)    (0.1%)    0.1%      0.0%       0.0%     0.0%       0.0%
  Other, net..........................    (0.4%)    (0.5% )     0.7%     (0.6%)   (0.4% )   (0.4% )    (0.5%)   (0.4% )    (0.4%)
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
        Income before income taxes....     3.9%      5.4%       3.9%      8.2%     3.3%      5.1%       5.7%     4.7%       3.2%
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
Income tax (expense) benefit..........     1.6%      2.0%       1.0%      2.9%     1.2%      1.9%       2.1%     1.9%       1.2%
                                        -------   -------    -------   -------  -------   -------    -------   -------   -------
Net income............................     2.3%      3.4%       2.9%      5.3%     2.1%      3.2%       3.6%     2.8%       2.0%
                                        =======   =======    =======   =======  =======   =======    =======   =======   =======

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its operations through cash generated by operating activities and through various forms of external financing, including operating leases, capital leases and bank lines of credit. The principal use of cash is for financing working capital, particularly during periods of growth. In addition, the Company has used a significant amount of its cash resources to repurchase stock to provide liquidity to stockholders. The Company anticipates that it will no longer use its cash resources to fund such stock repurchases and that it will no longer continue to make significant contributions to the Profit Sharing Plan.

     Flexible staffing personnel are generally paid weekly for their services, whereas customer payments are generally received within 30 to 90 days from date of invoice. As new offices are established or acquired, or as existing offices expand, there will be increasing requirements for cash resources to fund operations. The start-up of services in a new market has generally required expenditures of up to $200,000 before generating positive cash flow. Historically, such new operations have achieved operating profitability within nine months of inception but have not contributed significant net service revenues for the first 12-to-18 months.

     As of March 31, 1996, the Company had a $4.0 million bank line of credit, and borrowings outstanding under this facility were $2.8 million. On May 21, 1996, the Company replaced its $4.0 million credit facility with a $10.0 million bank line of credit, which was used to repay amounts outstanding under the previous facility. For the three months ended March 31, 1996, the Company had negative cash flow from operations of approximately $2.7 million primarily as the result of the Company's continued investment in accounts receivable and the continued investment in computer hardware, communications equipment and office automation software.


     In 1995, the Company leased $4.3 million of computer hardware, communications equipment and office automation software as part of its program to enhance its management information systems. In 1995, the Company purchased $2.2 million of fixed assets, consisting primarily of furniture, office equipment and telephone systems using funds generated through operating activities. The Company has purchased an additional $1.0 million of fixed assets through March 31, 1996, consisting mainly of furniture and computer and telephone equipment for new employees.


     As the Company's flexible staffing business grows and accounts receivable increase (which receivables generally are paid within 30-90 days), the Company's need for capital will increase. With the exception of possible acquisitions, the Company believes that its cash balance and funds from operations, combined with the proceeds of this Offering and its line of credit, will be sufficient to fund continued expansion of its services and office locations at least through the next 12 to 18 months. The Company believes that any additional amounts that may be necessary to fund any future acquisition will be available under the Company's line of credit or from other sources on reasonable terms.

SEASONALITY

     The Company's quarterly operating results are affected to some extent by the seasonality of its customers' businesses. For example, the demand for the Company's information technology staffing services is typically lower during the first quarter until customers finalize their operating budgets. On the other hand, demand for the Company's accounting and finance staffing services typically is lower in the second and third quarters. The Company believes that for the most part, the aggregate mix of the Company's business evens out such seasonal fluctuations, although in recent years demand for the Company's services in the first quarter may be relatively less than in subsequent quarters of the same fiscal year. There can be no assurance that changes in the mix of the Company's business, changes in the businesses of the Company's customers or the addition of new service areas by the Company will not cause seasonal factors to have a more pronounced effect on the Company's quarterly operating results.

                                    BUSINESS

GENERAL

     The Company is a specialty staffing services firm that provides flexible staffing and permanent placement of professional and skilled personnel primarily in the areas of information technology, accounting and finance, and engineering and manufacturing. It recently expanded its service offerings to include the staffing of professional and skilled personnel in the areas of health care and legal services. The Company believes that the ability to provide both flexible staffing and permanent placement of professional and skilled personnel in a broad spectrum of fields enables it to present integrated solutions to its clients' staffing needs. The Company further believes that the staffing of professional and skilled personnel in specialty niches generally includes longer term assignments than typical clerical temporary placement and offers the Company the opportunity for greater growth and higher profitability. The Company has offices in 52 markets throughout the United States and one in Canada.

     Founded in 1962, the Company began its operations as a provider of permanent placement services to the information technology industry. The Company expanded its specialty focus to include accounting and finance in 1976 and engineering and manufacturing in 1980. The Company believes that by the late 1980's, it had become one of the largest providers of permanent placement services in the information technology, accounting and finance, and engineering and manufacturing areas. Using the resources and relationships that it developed as a leading provider of permanent placement services, the Company in 1991 shifted the focus of its service offerings to flexible staffing services, traditionally known as temporary staffing, in its areas of specialization. For the past three years, the Company's net service revenue from flexible staffing has grown at a compounded annual rate of approximately 70.0%. During 1995, approximately 60.7% of the Company's net service revenue was derived from its flexible staffing services.

     The Company's flexible staffing business benefits greatly from the Company's experience in providing permanent placement services. Over its 34 years, the Company has developed expertise in the recruitment and selection of professionals to satisfy client requests. Also, the Company currently maintains a database of over one million potential professional or skilled candidates from which it can match its clients' needs. In addition, each of the Company's sales associates has a background in one of the Company's areas of specialization, thereby promoting a better understanding of the needs of the Company's clients and providing the Company an advantage in its recruiting efforts.

INDUSTRY OVERVIEW


     The staffing industry has experienced rapid growth in the last decade with industry revenues preliminarily estimated to have exceeded $60 billion in 1995, according to Staffing Industry Analysts, a staffing services industry publication. Staffing Industry Analysts preliminarily estimated that the temporary help sector reached $41.2 billion in revenues for 1995, which the Company estimates, based on preliminary data provided by Staffing Industry Analysts, to represent an average annual growth rate of 17.7% over the past four years. In addition, Staffing Industry Analysts preliminarily estimated that flexible staffing personnel accounted for approximately 1.8% of the United States workforce in 1995 as compared to 1.0% in 1991.


     The significant increase in demand for flexible staffing services has been driven by the fundamental changes in the employer-employee relationship that have occurred in recent years. Many employers have sought to control personnel costs by reducing their permanent staff of employees and supplementing their workforce with temporary employees for special projects, peak work loads and other needs. Other employers have responded to new technology, increased automation, shorter technology cycles, governmental regulation and global competitive pressures by turning to flexible hiring practices to keep costs variable, achieve maximum flexibility, outsource highly specialized skills and avoid the negative effects of layoffs. Employers also use flexible staffing to shift certain employment costs and risks from their business to staffing companies which often are able to spread these risks and costs over a larger number of employees.

     Information technology has become one of the fastest growing sectors of the staffing services industry according to Staffing Industry Analysts. Over the last decade the increased use of technology has led to a dramatic rise in demand for technical project support, software development and other computer-related services. Businesses have outsourced many of these functions and have used employees of specialty staffing firms in an attempt to meet the increased demand for computer-skilled personnel. Staffing Industry Analysts preliminarily estimated that net service revenue from the information technology sector of the staffing services industry reached $8.9 billion in 1995 and increased approximately 25% from 1994.


     The Company believes that the staffing services industry is highly fragmented and is currently experiencing a trend towards consolidation due primarily to demand by larger companies for centralized staffing services and the increased difficulties of smaller staffing services firms resulting from increased working capital requirements, limited management resources and a highly competitive environment.

BUSINESS STRATEGY

     The Company seeks to be a leading provider of specialty staffing services. The Company's business strategy includes the following key elements.

     Focus on Flexible Staffing. In recent years, employers have substantially increased their utilization of flexible staffing services, a trend that the Company expects to continue. As a result, the Company has focused, and intends to continue to focus, on offering flexible staffing services in its areas of specialization. The Company strives to become the vendor of choice to corporate clients seeking flexible staffing solutions to their employment needs and the employer of choice for skilled professionals seeking flexibility in hours, project type and workplace.

     Focus on Specialty Staffing Services. The Company focuses on providing professional and skilled personnel for its clients' specialty staffing needs. The Company believes that the specialty staffing segments offer greater growth and profitability than other segments of the staffing services industry requiring less skilled personnel. In addition, the Company believes that its expertise and reputation in its areas of specialization provide a competitive advantage in attracting qualified personnel.

     Recruit Highly Qualified Candidates. Recruiting is critical to the Company's business and growth strategy. The Company strives to maintain a competitive advantage in the recruiting process by: (i) hiring sales associates with experience in the Company's areas of specialization; (ii) cultivating the Company's reputation as a leading provider of specialty staffing services through its marketing efforts; (iii) maintaining a database with over one million candidates coupled with using proprietary technology to match clients' needs with candidates' skills; and (iv) offering candidates both flexible staffing and permanent placement opportunities with a large and diverse client base.

     Focus on Client Needs. The Company focuses on providing integrated staffing solutions to meet the needs of its clients. The Company emphasizes building long-term relationships with its clients by assuming a consultative role, rather than a project-oriented role, in addressing the overall specialized staffing needs of its clients. The Company's sales associates are responsible for maintaining a close working relationship with their clients including developing a comprehensive understanding of the clients' business and specific staffing needs. By providing on-going support of its sales associates through training, advertising and its proprietary management information systems, the Company seeks to retain its sales associates, who provide critical continuity in maintaining relationships with its clients.

     Utilize Proprietary Technology and Extensive Candidate Database. Through its proprietary software, the Company believes that it is better able to match client-specified criteria to the skills possessed by candidates. The Company's management information system also contains a database with information on more than one million potential candidates. The Company periodically updates its database and identifies the employment status of candidates therein. Even if not currently seeking employment opportunities, candidates included in this database serve as an extensive source of referrals for the Company. The Company believes that its proprietary software and candidate database enable it to more successfully match candidates with client-specified criteria, thereby building client confidence in its services.

GROWTH STRATEGY

     The Company intends to expand its business by focusing on the following growth strategies.

     Leveraging Existing Relationships. During its 34 years in the specialty staffing industry, the Company has established relationships with numerous clients and candidates. The Company's position as a leading provider of both flexible staffing and permanent placement services in multiple areas of specialization allows it to provide a wide range of staffing services to existing clients, thereby expanding its business within its current client base. The substantial increase in the Company's net service revenue from flexible staffing over the last four years was derived in substantial part from providing flexible staffing services to existing permanent placement clients. The Company believes that the experience gained during that period in promoting its flexible staffing services to existing clients will enable the Company more effectively to increase the sale of its newer service offerings to existing clients.

     Expand Services in Existing Markets. The Company offers the combination of information technology, accounting and finance, and engineering and manufacturing services in seven of the 53 markets it serves. While information technology services are offered through almost all of its offices, the Company believes that the opportunity exists to expand accounting and finance, engineering and manufacturing, as well as its other professional staffing services in most of its existing locations, as local market considerations dictate.

     Open Offices in New Markets. The Company plans to expand by opening offices to serve new geographic markets. The Company opened offices in five new markets during 1995. In selecting new locations, the Company analyzes various information, including availability and quality of placement candidates, market demand and local hiring practices in order to determine which of its services are appropriate for that geographic location. The Company has identified numerous domestic markets that satisfy its criteria for geographic expansion, including at least 12 metropolitan areas with populations of greater than 800,000 in which the Company currently does not have an office. The Company may also consider additional markets in Canada and Mexico.

     Introduce New Services. The Company plans to introduce new staffing services in an effort to meet client demands. The Company recently began to offer the placement of nurses and other licensed health care professionals through one of its offices. The Company also is evaluating its ability to provide outsourcing services, such as managing a complete information technology function. While the Company's focus will continue to be in professional staffing, management believes that offering lower skilled personnel would complement its current service offerings and allow it to attract certain larger clients who desire to obtain such services from a single source. Because the existing staffing infrastructure is already in place, management believes that adding the less highly skilled service line can be done with little additional cost and at attractive profit margins.

     Pursue Strategic Acquisitions. Substantially all of the Company's growth has been through internal expansion. In recent years, the Company has not had the financial resources to complete the acquisition of additional staffing businesses. The Company believes that the opportunity exists to expand its service offerings and geographic presence through strategic acquisitions.

THE COMPANY'S SPECIALTY STAFFING SERVICES


     Overview. The Company is a staffing services firm that specializes in providing flexible staffing and permanent placement of professional and skilled personnel primarily in the areas of information technology, accounting and finance, and engineering and manufacturing. It has offices in 52 markets throughout the United States and one in Canada. The Company's operations are more heavily concentrated in large metropolitan areas, particularly in the Northeast and California. See "Risk Factors -- Effect of Fluctuations in the Economy." The Company has recently expanded its service offerings to include the staffing of professional and skilled personnel in the areas of health care and legal services. The Company believes that providing a broad range of specialty staffing services allows it to capitalize on its name recognition and reputation initially developed as a provider of personnel to the information technology industry.


     The Company seeks to develop an understanding of its clients' staffing needs through its sales associates, each of which has a background in an area in which the Company specializes. For example, sales associates in the Company's information technology divisions have technical experience in various computer-related fields, while most sales associates in the Company's accounting and finance divisions are certified public accountants. The specialized background of each of the Company's sales associates, coupled with the Company's emphasis on developing and maintaining long-term relationships with its clients, fosters the development of a consultative relationship which enhances the Company's ability to offer integrated staffing solutions to meet the needs of its clients.

     Due to its position as a provider of flexible staffing and permanent placement staffing services in its primary areas of specialization, the Company has developed access to a large number of qualified candidates. The Company maintains a database of qualified candidates containing more than one million names. The Company seeks to assure the high quality of its candidates through personal screening interviews with each candidate. These screening interviews are conducted by sales associates having a background in the candidate's area of specialty thereby further enabling the Company to offer to its clients candidates which best meet the clients' staffing needs. The Company's policy is to replace, without additional charge, flexible staffing personnel who fail to perform to the client's satisfaction and candidates placed in permanent positions whose employment terminates within the guarantee period.

     Flexible Staffing. Flexible staffing involves the placement of Company employees and independent contractors on short and long-term assignments with clients. The Company believes that flexible staffing services offer its clients a reliable and cost-effective way of obtaining professional and skilled personnel for special projects or to balance uneven or peak workloads. Because of its reputation and expertise in the segments of the staffing industry in which it specializes, the Company has access to a large number of qualified candidates to meet its clients' flexible staffing needs. The Company believes that many professional and skilled personnel are attracted to flexible staffing positions because of their desire to maintain flexible work schedules, obtain different and challenging work experiences and familiarize themselves with an employer prior to considering permanent employment. Additionally, the Company believes that its ability to offer both flexible staffing and permanent placement options to candidates gives the Company a competitive advantage in attracting skilled and qualified flexible staffing placement candidates.

     Typically, the duration of flexible assignments ranges from days or weeks to months, or in some cases years. During a typical week, the Company has more than 1,600 persons in flexible positions with clients. The Company charges hourly fees for personnel placed in flexible staffing assignments. For 1995 and the quarter ended March 31, 1996, flexible staffing accounted for approximately 60.7% and 63.4%, respectively, of the Company's net service revenue.

     The following table sets forth the number of markets in which the Company offered flexible staffing services in its areas of specialization as of the dates indicated:

                                DECEMBER 31,   DECEMBER 31,   JANUARY 1,   JANUARY 1,   DECEMBER 31,   MARCH 31,
                                    1991           1992          1994         1995          1995         1996
                                ------------   ------------   ----------   ----------   ------------   ---------
     Information Technology.....       6            12            23           35            43            46
     Accounting and Finance.....       8            13            20           22            24            39
     Engineering and
       Manufacturing............       0             0             3            7            11            12
     Other......................       0             0             0            2             4             5

     Set forth below are the percentages of the Company's net service revenue derived from its flexible staffing services for each of the periods indicated:

                                                              YEAR ENDED                    QUARTER ENDED
                                                --------------------------------------   --------------------
                                                JANUARY 2,   JANUARY 1,   DECEMBER 31,   APRIL 2,   MARCH 31,
                                                   1994         1995          1995         1995       1996
                                                ----------   ----------   ------------   --------   ---------
     Information Technology...................     31.2%        38.1%         44.1%        43.4%       46.2%
     Accounting and Finance...................     17.7         15.4          14.6         17.0        14.9
     Other....................................       .4          1.2           2.0          2.1         2.3
                                                  -----        -----         -----       --------   ---------
               Total Flexible Staffing........     49.3%        54.7%         60.7%        62.5%       63.4%
                                                =======      =======      ==========     ======     =======

     Permanent Placement. During 1995 and the quarter ended March 31, 1996, permanent placements accounted for 39.3% and 36.6%, respectively, of the Company's net service revenue. The Company currently offers permanent placement services in 52 markets in 29 states and one in Canada.

     Permanent placement services include placement of candidates in permanent positions with clients. The Company believes that many businesses, in an effort to manage their cost structures and focus on their core business, have generally reduced the number of permanent, full-time employees as well as the size and capability of their human resources functions. Accordingly, companies rely more heavily on permanent placement providers for their hiring needs. The Company further believes that the increasing demand for specialized employee skills has enhanced its clients' dependence on its ability to more effectively identify and understand specialized and technical candidate skills. In addition, utilizing permanent placement providers allows companies to access a broader range of professional and skilled candidates. The Company believes its 34 year history in permanent placement services, its database containing information on over one million qualified potential placement candidates, its national presence and its practice of employing sales associates with backgrounds in the areas in which they recruit enable it to provide permanent placement staffing solutions that meet clients' needs.

     The Company's permanent placement services typically result in payment to the Company when a candidate is hired by a client and the candidate is retained for the duration of the guarantee period. The Company's fee is usually structured as a percentage of the placed candidate's first-year annual compensation.

     Set forth below are the percentages of the Company's net service revenue derived from its permanent placement services for each of the periods indicated:

                                                              YEAR ENDED                    QUARTER ENDED
                                                --------------------------------------   --------------------
                                                JANUARY 2,   JANUARY 1,   DECEMBER 31,   APRIL 2,   MARCH 31,
                                                   1994         1995          1995         1995       1996
                                                ----------   ----------   ------------   --------   ---------
     Information Technology...................     27.7%        27.0%         24.0%        23.2%       21.2%
     Accounting and Finance...................     17.8         13.9          11.5         11.5        10.8
     Other....................................      5.2          4.4           3.8          2.8         4.6
                                                  -----        -----         -----       --------   ---------
               Total Permanent Placement......     50.7%        45.3%         39.3%        37.5%       36.6%
                                                =======      =======      ==========     ======     =======

AREAS OF SPECIALIZATION

     The Company specializes in providing flexible staffing and permanent placement of professional and skilled personnel in the areas of information technology, accounting and finance, engineering and manufacturing, health care and legal services through eight divisions. The Company regularly reviews its areas of specialization to determine whether new areas can be added to better serve its clients' needs. Although the Company will continue to focus on providing professional and skilled personnel, it may expand into less skilled areas in order to meet the needs of clients who desire to obtain their staffing services from one source.

     Information Technology. The Company provides persons skilled in computer-related fields for flexible staffing and permanent positions. Staffing of information technology personnel accounted for approximately 68.1% of the Company's net service revenue in 1995 and approximately 67.4% in the quarter ended March 31, 1996.

     The Company meets clients' information technology staffing needs through two divisions. SOURCE CONSULTING provides experienced professionals in all information technology disciplines for flexible staffing assignments. SOURCE EDP provides information systems professionals on a contingency fee and retainer basis for permanent employment.

     Due to the rapid development of information technology, many companies' computer systems incorporate a variety of hardware and software components which may span a number of technology generations. For example, a company may operate concurrently on mainframe, midrange and client/server hardware platforms running a variety of operating systems and relational databases. Systems applications development has become much more important in this environment as information technology departments strive to integrate a company's information processing capabilities into a single system while providing for ever-changing functionality. In addition, in order to facilitate communication within organizations, there is a greater need for information technology personnel with specific expertise in the rapidly evolving location-wide networking and communications technologies.

     The substantial increase in the use of sophisticated information technologies has coincided with economic factors that have led to reductions in corporate work forces and a return by businesses to a focus on their core competencies. Faced with the challenge of implementing and operating more complex information systems without enlarging their corporate staffs, businesses are increasingly using specialty staffing services companies to augment their information technology operations.

     At the same time, an increasing number of technical professionals are choosing to operate as consultants, motivated by a desire for more flexible work schedules and an opportunity to work with emerging and challenging technologies in a variety of industries and work environments. Such consultants generally are able to maintain compensation levels comparable to or higher than that of similarly skilled, full-time employees. These factors have caused information technology services to be one of the fastest growing segments of the specialty staffing services industry.

     The Company's information technology consultants provide computer programming assistance, systems analysis and design, software engineering, network support and personal computer help desk services. The projects on which these consultants are placed range in duration from weeks or months to over one year.

     Because technical needs are diverse and technology advances occur frequently, information technology consultants are in high demand. As a result, the Company focuses heavily on recruiting persons highly skilled in a variety of computer-related fields. The Company believes that building a large base of personnel highly skilled in computer-related fields who are available for assignment is as integral to its success as are its client relationships. To recruit such personnel, the Company uses targeted telephone recruiting, obtains referrals from its existing consultants and clients and places newspaper advertisements. To foster loyalty and commitment from its existing information technology consultants, the Company maintains frequent contact and offers competitive wages, flexible schedules and exposure to a variety of information technology systems.

     Positions for which personnel are provided include:

    - Chief Information Officers                      - Directors of Systems Development
    - Systems Analysts                                - Systems Programmers
    - Office Automation Analysts                      - Telecommunications Analysts
    - Application Programmers                         - Software Quality Assurance Personnel
    - Database Architects and Administrators          - Data Administration Personnel
    - Database Support Personnel                      - Computer Operators
    - Software Maintenance Personnel                  - Systems Auditors
    - Database Architecture Personnel                 - Programmer Analysts
    - Data Security/Disaster Recovery Personnel       - Systems Designers
    - Data Communication Architecture Personnel       - Operating System Support Personnel
    - Network Design and Administration Personnel     - Production Control Personnel
    - Client Server Support Personnel                 - Project Managers
    - Help Desk Support and Training Personnel        - Project Leaders
    - Data/Voice Communications Personnel             - Software Engineers
    - Software Designers                              - Systems Integration Specialists
    - Datacenter Managers                             - Training Specialists


     Accounting and Finance. For 1995 and the quarter ended March 31, 1996, staffing of accounting and finance personnel accounted for approximately 26.1% and 25.7%, respectively, of the Company's net service revenue. The Company meets clients' accounting and finance staffing needs through two divisions. ACCOUNTANT SOURCE TEMPS provides accounting and financial personnel for flexible staffing assignments in 39 markets. SOURCE FINANCE provides experienced accounting and finance professionals on a contingency fee and retainer basis for permanent employment in 37 markets.

     Fundamental changes in the accounting profession have resulted from the increased use of information technology to automate routine transactions. For example, sophisticated software prepares information and reports formerly prepared by larger accounting staffs. Therefore, the role of accountants is changing from preparing to analyzing information and reports. These changes require that accounting and finance personnel have greater analytical abilities and skills consistent with the increased utilization of technology. The Company believes that its emphasis on specialty staffing better allows it to attract accounting and finance professionals with these more advanced skills.

     The use of accounting and finance professionals in flexible staffing assignments offers clients a reliable and cost-effective means of handling uneven or peak workloads caused by events such as periodic financial reporting deadlines, tax deadlines, special projects, systems conversions and unplanned staffing fluctuations. The Company meets such clients' needs with personnel who have an extensive range of financial and accounting experience, including corporate taxation, budget preparation and analysis, financial reporting, regulatory filings, payroll preparation, cost analysis, and audit services. Through the use of the Company's services, clients are able to avoid the cost and inconvenience of hiring and terminating permanent employees. Typically, the duration of flexible staffing assignments of accounting and finance personnel is six to eight weeks.

     Positions for which personnel are provided include:

    - Chief Financial Officers                        - Treasurers
    - Controllers and Assistant Controllers           - Financial Analysts
    - Tax Accountants                                 - Financial Reporting Specialists
    - Staff and Senior Accountants                    - Cost Accountants
    - Internal Audit Personnel                        - Accounting Managers
    - Credit and Collections Personnel                - Budget Analysts
    - General Accounting Administrative Personnel     - Full Charge Bookkeepers

     Engineering and Manufacturing. The Company provides professional personnel in the fields of engineering and manufacturing in 14 of the Company's markets in eight states. For 1995 and the quarter ended March 31, 1996, staffing of engineering and manufacturing personnel accounted for approximately 5.8% and 6.9%, respectively, of the Company's net service revenue.

     The Company meets clients' engineering and manufacturing staffing needs through two divisions. SOURCE ENGINEERING provides personnel highly skilled in a variety of engineering disciplines for both flexible staffing and permanent placement. SOURCE MANUFACTURING provides both flexible staffing and permanent placement of persons skilled in a variety of manufacturing and industry management disciplines.

     The demand for engineering and manufacturing professionals has increased with the general increase in activity in the industrial and manufacturing sectors of the national economy. Additionally, as a result of increased use of automation, shorter production cycles and an increased emphasis on quality assurance and quality control in manufacturing processes, and the emergence of management techniques emphasizing team development, the skills required of engineering and manufacturing professionals have changed. The Company has recognized these trends, and through screening of candidates has emphasized placement of engineering and manufacturing professionals having the skills necessary in today's market.

     Positions for which personnel are provided include:

    - Quality Engineers                               - Quality Managers and Directors
    - ISO 9000 Personnel                              - Quality Assurance Personnel
    - Information Engineers                           - Human Resources Personnel
    - Purchasing and Materials Management
      Personnel                                       - Sales Engineers
    - Systems Engineers                               - Software Engineers
    - Systems and Software Design Specialists         - Equipment Testers
    - Civil Engineers                                 - Industrial Engineers
    - Electrical Engineers                            - Mechanical Engineers
    - Design Engineers                                - Product Managers
    - Production Managers                             - Production Controllers
    - Production Schedulers                           - Product Designers
    - Inventory Control Managers

     Legal Services. Through its SOURCE LEGAL division, the Company recently has started to provide legal services personnel for flexible staffing and permanent placement in four markets.

     Positions for which personnel are provided include:

    - Attorneys                                       - Firm Administrators
    - Legal Assistants                                - Litigation Support Personnel
    - Document Coding Specialists                     - Legal Secretarial Personnel
    - Legal Fileclerks                                - Legal Computer Professionals

     Health Care. Commencing in January 1996, the Company, through its SOURCE HEALTHCARE STAFFING division, began to provide licensed professionals to health care institutions primarily for flexible staffing but also, when requested, for permanent placements in one market.

     Positions for which personnel are provided include:

    - Physicians                                      - Radiologists
    - Physician Assistants                            - Registered Nurses
    - Licensed Practical Nurses                       - Licensed Vocational Nurses
    - Nursing Assistants                              - Medical Technicians
    - X-Ray Technicians                               - Physical Therapists

ORGANIZATIONAL STRUCTURE

     The Company currently operates offices in 52 markets throughout the United States and one in Toronto, Canada. The Company's operations are divided into three geographic regions, each of which is under the management of a Vice President of Operations who is responsible for the overall profitability of his region. Each market served by the Company in a region is managed by a Managing Director who reports directly to the Vice President of Operations of that region and is responsible for sales of the Company's services in that market. Each of the service offerings in a market is supervised by a Sales Manager for that service. Each of the service offerings in each market is served by sales associates who report to a Sales Manager.

     The Company believes that the current business environment requires service providers to be responsive to the ever-changing needs of their clients. To meet this requirement, in 1996 the Company implemented an organizational structure and compensation policy that is designed to promote an entrepreneurial spirit among its employees. To this end, the Company permits its managers considerable discretion, within overall Company policies, in hiring, pricing, training and marketing decisions at the local level. The Company's compensation policy is designed to reward contributions at all operating levels to the increased profitability of the Company's business. Since its inception, the Company has been substantially owned by its employees. The Company believes that its employee owners have an incentive to enhance the profitability of the Company's business in order to promote growth and an increase in the value of their equity interest in the Company.

     In order to provide further focus on its flexible staffing services, the Company has created national executive management positions for the Company's areas of specialization. The Company has filled the position of National Director of Flexible Staffing Services for the accounting and finance area and is seeking to fill similar positions for its other flexible staffing service offerings. These managers will support operational management and will be charged with developing comprehensive plans encompassing market expansion, emerging services, marketing strategies and operational performance objectives for their area of specialization. The Company believes that these managers, working closely with operational management, can develop integrated staffing strategies that increase the likelihood of cross-selling of services and greater customer penetration.

RECRUITING AND TRAINING

     Recruiting candidates is critical to the Company's business and growth strategy. The Company believes it has an advantage over its competitors in recruiting highly qualified personnel for the following reasons:

          - The background and experience of the Company's sales associates in each of its areas of specialization;

          - The Company's experience as a national provider of specialty staffing services;

          - The Company's database of over one million candidates; and

          - The Company's ability to offer candidates both flexible staffing assignments and permanent placement opportunities.

     The Company attracts more than half of its candidates through referrals and repeat business. Additional candidates are identified through a comprehensive Candidate Attraction Program which includes the use of a proprietary, on-line database containing the names, qualifications and other relevant information on more than one million professional or highly skilled candidates; using proprietary and purchased lists of prospects; the use of the Internet, including a Company home page; national advertising campaigns; attendance at trade shows and career conferences; speaking engagements and professional association memberships; local media advertising; and college campus promotional activities and speaking engagements. Because of its national geographic presence, the Company has the ability to recruit highly qualified personnel in certain of its areas of specialization, such as engineering and manufacturing and health care, that require a regional or national focus.

     The Company relies heavily on the recruitment efforts of its sales associates. The majority of the Company's sales associates first contact the Company as applicants for the Company's placement services. Therefore, most of the Company's sales associates have personally experienced and benefitted from the ability of the Company to place its candidates in attractive flexible staffing or permanent placement positions. This personal experience benefits the sales associate and the Company in recruiting qualified candidates and in understanding the staffing needs of the Company's clients. During the first four months of 1996, the Company hired a net 100 additional sales associates. While it typically takes four to six months for a new sales associate to become profitable, the Company believes that these additions are an investment for future growth.

     The Company's sales associates are trained by the Company. Each newly-hired sales associate attends a one week initial training program administered by the corporate training department which employs field personnel as trainers. When sales associates return to their assigned office, they undergo an additional nine weeks of training by local office management. This "Certification Program" is unique for each service of the Company and is formal in its execution, including both qualitative and quantitative training events with formal sign-off by local management. Additionally, regularly scheduled meetings in each branch office include training events based on specific needs in that office. Audio visual training aids are developed and disseminated by the corporate training department to support field management with ongoing training.

     Before a candidate is placed with a client in either a flexible staffing or permanent position, a sales associate with a background in the candidate's area of specialty will conduct a personal interview with that candidate in order to evaluate qualifications and level of skills. This screening process allows the sales associate to match candidates who can satisfy the needs of individual clients as well as direct the prospective candidates toward opportunities that are well suited to their career goals.

     The Company offers all of its candidates the opportunity to develop or enhance their skills as technological or other changes occur through a variety of training aids. In connection with an upgrade to its management information systems, the Company is installing training software licensed from a third-party supplier. Candidates for the Company's flexible staffing and permanent placement services also have the opportunity to increase their technical and business skills through the use of an on-line discussion database and chat line. See "Business -- Management Information System."

SALES AND MARKETING

     The Company markets to local accounts through its sales associates, thereby permitting the Company to capitalize on their expertise and relationships in local markets. Marketing activities at the local level are conducted within guidelines established by the Company and are supervised through the Vice Presidents of Operations, Managing Directors and Sales Managers.

     The Company's national marketing strategy, which is largely based on attracting clients who desire to work with a limited number of vendors for their staffing needs, is developed and coordinated at the corporate level and is implemented through regional and local management. This enables the Company to develop a focused national marketing strategy that is consistent throughout all of its markets.

     Clients are solicited through personal sales presentations, presentations at trade shows, telephone marketing, direct mail solicitation, Company-sponsored technical seminars and training, and referrals from clients and candidates. In addition, as a result of its history of providing permanent placement services, the Company has developed and strives to maintain a network of persons who were placed using the Company's services, are now in positions to affect hiring decisions and rely on the Company's services in filling their flexible staffing and permanent placement needs. The Company advertises in a variety of local and national media, including the Yellow Pages, local and national newspapers and trade publications. The Company also operates a Web page on the Internet which provides both clients and candidates with information about the Company and its services as well as employment opportunities. Each year, the Company publishes national salary surveys for professionals in the information technology, accounting and finance, and engineering and manufacturing industries because the Company recognizes the need for candidates to have timely information regarding hiring trends and skills currently in demand. In addition, the Company maintains information regarding the hiring status of employers and the skills they require.

     The Company's marketing plan incorporates a continual review of its clients' anticipated future staffing needs to enable the Company to respond to changes in "in-demand" skills. The quality of the relationship with client personnel is a key component of this strategy, and the Company seeks to develop long-term consultative relationships with each of its clients to more fully understand and anticipate their flexible staffing and permanent placement needs.

MANAGEMENT INFORMATION SYSTEMS

     The Company relies heavily on its management information systems in the conduct of its business. The Company principally uses a proprietary, mainframe based system called SCORE. The Company believes that SCORE's unique system of coding skills and qualifications of the Company's candidates provides the Company an advantage in matching such skills and qualifications with clients' needs. For example, SCORE enables the Company to include within the coding of the skills and qualifications of a candidate various sub-sets of the candidate's skills and other related qualifications. Thus, a search of the Company's database for candidates possessing a group of skills and qualifications, including, for example, a high level of skill in a particular computer program, will also identify candidates possessing most of the required qualifications and having skills in related or similar computer programs. This enables the Company to respond to specific client needs by searching for candidates possessing highly specialized skills or a broad grouping of skills as the circumstances require.

     In 1995, the Company began upgrading its management information systems. This upgrade program, which involves both the acquisition of new equipment and the adaptation of the SCORE system to the new equipment, is based on the use of client-server technology, the increased use of personal computers in each of its offices, the inter-connection of all of its computer systems over a high-speed frame relay network, and the use of third-party software to manage daily documentation and correspondence with clients and to provide training for the Company's candidates. As part of this upgrade, the SCORE system is being enhanced to work in the new client-server based network environment. The Company believes that the enhanced system will:

     - Support a broader range of staffing services offerings and will provide substantially increased support for the Company's flexible staffing services;

     - Integrate back office financial and accounting functions with front office operations using industry standard third-party software;

     - Be able to accommodate larger databases and perform larger and more complex searches;

     - Contain additional productivity features;

     - Have a graphical user interface promoting ease of use; and

     - Accommodate the expansion of the Company's business for the foreseeable future.

     The present SCORE system will be retained and will continue to be operable until the enhanced system is fully implemented, which is expected by late 1996. Although the Company believes the enhancement program is proceeding on schedule, no assurance can be given that the enhancements will be implemented within the planned time or that, if implemented, the enhanced system will provide expected benefits.

COMPETITION

     The specialty staffing services industry is very competitive and fragmented. There are limited barriers to entry and new competitors frequently enter the market. A number of the Company's competitors possess substantially greater resources than the Company. The Company faces substantial competition from local and national specialty staffing firms. National specialty staffing firms that offer staffing services in some or all of the Company's areas of specialization include AccuStaff Incorporated, Alternative Resources Corporation, COREStaff, Inc., Robert Half International, Inc. and Romac International, Inc. In addition, in each of the Company's markets, one or more local firms compete with the Company.

     The Company believes that the availability and quality of candidates, the level of service, the effective monitoring of job performance and the price of service are the principal elements of competition in the staffing industry. The Company believes that the availability of qualified candidates is especially important. In order to attract qualified candidates, the Company places emphasis upon its ability to provide both flexible staffing and permanent placement opportunities, and must offer competitive compensation, quality and varied assignments and scheduling flexibility. Additionally, in certain markets the Company has experienced significant pricing pressure from some of its competitors. Although the Company believes it competes favorably with respect to these factors, it expects competition to increase and there can be no assurance that the Company will remain competitive.

PROPERTIES

     The Company owns no real estate. It leases its headquarters as well as its branch offices. The leases generally have terms of five years. The Company believes that its facilities are adequate for its needs and does not anticipate difficulty replacing any of its facilities or locating additional facilities.

INSURANCE

     The Company maintains a number of insurance policies. Its general liability policy has aggregate coverage of $2.0 million, with a $1.0 million limit per occurrence. The Company maintains an automobile liability policy with a combined single coverage limit of $1.0 million. The Company also carries an excess liability policy, which covers liabilities that exceed the policy limits of the above policies, with an aggregate and a per occurrence limit of $5.0 million.

     The Company maintains a professional liability and errors and omissions policy, with aggregate and per occurrence coverage of $1.0 million, covering certain liabilities that may arise from the actions or omissions of flexible staffing personnel on information technology assignments through SOURCE CONSULTING. The Company maintains a fidelity bond in the aggregate amount of $1.0 million covering certain dishonesty of its personnel. The Company also maintains worker's compensation and employers' liability coverage in the amount of $1.0 million. There can be no assurance that any of the above coverages will be adequate for the Company's needs. See "Risk Factors -- Employment Liability Risk."

TRADEMARKS

     The Company has registered the following trademarks: ACCOUNTANT SOURCE TEMPS, SOURCE ENGINEERING, SOURCE, SOURCE CONSULTING, SOURCE EDP, SOURCE FINANCE, SOURCE TEMPS, SOURCE LEGAL and SOURCE SERVICES. The Company also has registered the SOURCE EDP logo. The Company vigorously defends its rights pursuant to these trademarks. The Company believes that the loss of one or more of such trademarks could have a material adverse effect on its business.

EMPLOYEES

     As of June 30, 1996, the Company employed approximately 2,850 persons. Of such persons, approximately 50 were engaged in corporate management and support functions, approximately 975, including approximately 550 sales associates, were involved in functions related to customer service, and the balance of 1,825 (of which approximately 200 were independent contractors) were available for or were on assignment in temporary staffing positions. As the employer, the Company is responsible for the permanent and temporary payrolls and employer's share of social security taxes (FICA), federal and state unemployment taxes, workers' compensation insurance and other direct labor costs relating to its employees. The Company offers access to various insurance programs and benefits for its flexible employees. The Company has no collective bargaining agreements covering any of its employees and has never experienced any material labor disruption. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

     In the ordinary course of its business, the Company is from time to time threatened with or named as a defendant in various lawsuits, including discrimination and harassment and other similar claims. The Company is not currently involved in any material litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of the Company, and their ages as of May 15, 1996, are as follows:

                   NAME                  AGE                         POSITION
    -----------------------------------  ---     ------------------------------------------------
    D. Les Ward(1).....................  42      President, Chief Executive Officer and Director
    Richard Dupont.....................  41      Chief Financial Officer and Secretary
    Jack A. Causa......................  47      Vice President of Operations -- Eastern Division
    Joseph A. Gendron..................  45      Vice President of Operations -- Western Division
    Lawrence J. Stanczak...............  47      Vice President of Operations -- Central Division
    John N. Allred(2)..................  49      Director
    Adrian Alter(2)(3).................  70      Director
    Paul M. Bass, Jr.(1)(3)............  61      Director
    Wayne D. Emigh(1)(2)...............  62      Chairman of the Board of Directors
    John Sifonis(3)....................  55      Director
    Karl Vogeler(2)....................  53      Director

- ---------------

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

     D. Les Ward has served as President and Chief Executive Officer of the Company since September 1994. From December 1989, when he joined the Company, until September 1994, Mr. Ward served as Chief Financial Officer of the Company. From November 1988 until joining the Company, Mr. Ward served as Controller of Muratec Incorporated, a telecommunications company. Mr. Ward has fifteen years of financial management experience, including management positions with companies in the telecommunications, oil and gas and insurance industries. Mr. Ward has served as a director since September 1994.

     Richard Dupont joined the Company in December 1989 as its Controller and has served as its Chief Financial Officer and Secretary since September 1994. From November 1988 until joining the Company, Mr. Dupont served in various capacities, including Assistant Controller, of Muratec Incorporated. Mr. Dupont has fifteen years of financial management experience, including positions with companies in the telecommunications, retail and insurance industries.

     Jack A. Causa has served as Vice President of Operations -- Eastern Division since October 1995. From 1985 until that time, Mr. Causa served as Regional Vice President of the Company. Prior to that time, Mr. Causa held various management positions with the Company, beginning in 1981. Prior to joining the Company, Mr. Causa served as Director of Financial Services of Carter-Wallace, Inc., a consumer products and pharmaceutical manufacturer. Mr. Causa is a Certified Public Accountant and has six years of audit experience with Price Waterhouse LLP.

     Joseph A. Gendron has served as Vice President of Operations -- Western Division since October 1995. From April 1992 until that time, Mr. Gendron served as Regional Vice President after having served as Managing Director from October 1991. From October 1990 until October 1991, Mr. Gendron served as a search consultant for Innovative Technology, a personnel search firm specializing in the placement of data communication and software professionals. Prior to that time, Mr. Gendron served in various capacities with the Company from March 1983.

     Lawrence J. Stanczak was named Vice President of Operations -- Central Division in December 1995. From January 1994 until that time, he served as Managing Director of the Company's Chicago market. From July 1993 through December 1993, Mr. Stanczak was a branch manager of Data Performance, Inc., a provider of temporary personnel. Prior to that, Mr. Stanczak served in various capacities with the Company, including Chicago Area Manager of Source Edp from May 1983 until October 1993.

     John N. Allred has served as President of A.R.G., Inc., a provider of temporary and permanent physicians located in Kansas City area since January 1994. Prior to that time, Mr. Allred served in various capacities with the Company. Beginning in 1976 he was named Branch Manager of the Kansas City branch, and was promoted to Regional Vice President in 1983 and Vice President in 1987. Prior to joining the Company, Mr. Allred held various positions, including Manager of Data Processing Services and Systems Analyst with Systec Data Management. Mr. Allred served as a director of the Company from August 1992 until November 1993 and was again elected as a director in September 1994.

     Adrian Alter served as Managing Partner of the Dallas/Fort Worth office of Ernst & Young until his retirement in 1986. From 1986 until 1988, he was a Senior Vice President and Managing Director of Corporate Finance of Lovett, Underwood, Neuhaus & Webb, an investment banking firm. Since 1988, Mr. Alter has been President of Alter and Associates, a financial consulting firm located in Dallas, Texas. Mr. Alter has served as director of the Company since 1991.

     Paul M. Bass, Jr. has been Vice Chairman of First Southwest Company, a regional investment banking firm, since 1988. He has served as director of the Company since 1992. Mr. Bass is also affiliated with First Nationwide Bank F.S.B. (Director and Chairman of the Audit Committee), Keystone Consolidated Industries, Inc., a wire manufacturing company (Director and Chairman of the Audit Committee), and MACC Private Equities, Inc., a small business investment company (Director and Chairman of the Board).

     Wayne D. Emigh has served as a director of the Company since 1983. He has served as Chairman of the Board intermittently from 1985 to 1991, and continuously since 1993. Mr. Emigh joined the Company in 1968 and served in various management positions until retiring in 1985. Mr. Emigh also served as President of the Company on an interim basis from January 1991 until September 1991. Prior to joining the Company, Mr. Emigh held various positions, including Director of Corporate Management Information Systems, with Rexall Drug and Chemical Company, a pharmaceutical company, and System Analyst with UNIVAC, Inc., a computer technology firm.

     John Sifonis has been a Principal with Siberg Associates, an information technology consulting firm in New York, New York, for more than five years. Prior to that time, Mr. Sifonis has served as Vice President of Mercer Management Consultants, as Partner with Ernst & Young LLP and in various development positions with Unisys, Inc., a computer technology firm, and General Electric Corp. Mr. Sifonis is the author of two books on corporate management, Dynamic Planning and Corporation on a Tightrope. Mr. Sifonis has served as a director of the Company since 1992.

     Karl Vogeler has been an attorney with the firm of Thompson, Coe, Cousins & Irons in Dallas, Texas since 1990. Mr. Vogeler's previous business experience includes serving as Branch Manager of the Dallas, Texas office of Source Edp, as Project Manager and Senior Systems Analyst of Republic National Bank of Dallas, N.A., and Systems Engineer for Electronic Data Systems, Inc. Mr. Vogeler has served on the Board of Directors of the Company since 1994.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Executive Committee of the Board of Directors is composed of Messrs. Emigh, Ward and Bass. Subject to statutory limitations, the Executive Committee is authorized to exercise the powers of the Board of Directors between regular meetings.

     The Audit Committee is composed of Messrs. Allred, Alter, Emigh and Vogeler. The Audit Committee reviews the scope of the independent accountants' examinations of the Company's financial statements and receives and reviews their reports. The Audit Committee also meets with the independent accountants, receives recommendations or suggestions for changes in accounting procedures, and initiates and supervises any special investigations it may choose to undertake.

     The Compensation Committee consists of Messrs. Alter, Bass and Sifonis. The Compensation Committee determines the nature and amount of all compensation of the Company's officers. In addition, the Compensation Committee oversees administration of the Company's Employees' Stock Option Plan.

DIRECTOR COMPENSATION

     Fees and Other Arrangements. The Chairman of the Board receives an annual fee of $12,000, and all other directors who are not employees of the Company receive an annual fee of $9,600. Each non-employee director also receives $1,000 for each meeting of the Board of Directors attended and $500 for each meeting of a committee of the Board of Directors attended or participation in other Board activities, plus reimbursement of out-of-pocket expenses incurred in connection with such attendance or participation. Mr. Emigh also receives medical insurance under the Company's group insurance plan. See "Compensation Committee Interlocks and Insider Participation."

     During 1994 and 1995, the Company granted options to purchase an aggregate of 87,000 shares of Common Stock to current members of the Board of Directors who are not employees of the Company.

     Non-Employee Directors Stock Option Plan. Pursuant to the Company's Non-Employee Directors Stock Option Plan (the "Directors Stock Option Plan"), nonqualified stock options are granted to non-employee directors, assuming there is an adequate number of shares available for grant under the Directors Stock Option Plan at a specified grant date, under a formula whereby (i) each non-employee director elected to the Board after April 3, 1996 at an annual stockholders' meeting who has not previously served as a director of the Company will be granted an option to purchase 1,000 shares of Common Stock of the Company; (ii) each non-employee director appointed after such date to fill a vacancy in the Board who has not previously served as a director of the Company will be granted an option to purchase 1,000 shares of Common Stock of the Company; and (iii) each other non-employee director of the Company elected at, or continuing to serve following, each annual stockholders meeting after such date will be granted an option to purchase 1,000 shares of Common Stock of the Company. The aggregate number of shares of Company Stock that may be granted during the five year term of the Directors Stock Option Plan is 30,000 shares. Unless sooner terminated by action of the Board of Directors, the Directors Stock Option Plan will terminate in April 2001, and no options may thereafter be granted under the Directors Stock Option Plan.

     The Directors Stock Option Plan requires that the exercise price of each option must not be less than 100% of the fair market value of the Common Stock at the time of the grant of the option. The period during which each option is exercisable will commence six months after the date the option is granted and will expire five years from such date or, if earlier, three months following the non-employee director's death or disability or 30 days following the date a nonemployee director ceases to be a director of the Company. Options are not assignable other than by will or by the laws of descent and distribution.

EXECUTIVE COMPENSATION

     Compensation. The following table summarizes the compensation paid to the Company's chief executive officer and its four other most highly compensated executive officers for services rendered for the fiscal year ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                 ANNUAL COMPENSATION   ------------
                                                 -------------------    RESTRICTED       ALL OTHER
          NAME AND PRINCIPAL POSITION             SALARY     BONUS     STOCK AWARDS   COMPENSATION(1)
- -----------------------------------------------  --------   --------   ------------   ---------------
D. Les Ward....................................  $200,000   $100,000     $ 22,500         $ 5,062
  President and Chief Executive Officer
Richard Dupont.................................   112,000     50,000       22,500           5,062
  Chief Financial Officer and Secretary
Jack A. Causa..................................   140,000    150,000       22,500           5,062
  Vice President of Operations --
  Eastern Division
Joseph A. Gendron..............................   125,000    150,000       22,500           5,062
  Vice President of Operations --
  Western Division
Lawrence J. Stanczak(2)........................    21,000    199,000       22,500           5,062
  Vice President of Operations --
  Central Division

- ---------------

(1) Consists of $4,032 of medical insurance premiums and $1,030 of life insurance premiums paid on behalf of each executive officer.
(2) Mr. Stanczak became an executive officer of the Company in December 1995.

     Employees' Stock Option Plan. Pursuant to the Source Services Corporation 1996 Stock Option Plan (the "Employees' Stock Option Plan"), options may be granted to eligible employees of the Company or its subsidiaries for the purchase of an aggregate of 1,000,000 shares of Common Stock of the Company. Employees eligible under the Employees' Stock Option Plan are those employees whose performance and responsibilities are determined by the Compensation Committee to be influential to the Company's success. The Employees' Stock Option Plan is administered by the Compensation Committee which determines, in its discretion, the number of shares subject to each option granted and the related exercise price and option period. The Compensation Committee may grant either nonqualified stock options or incentive stock options ("ISOs"), as defined by the Internal Revenue Code of 1986, as amended (the "Code").

     The Employees' Stock Option Plan requires that the exercise price of each option that is intended to constitute an ISO must not be less than 100% of the fair market value of the Common Stock at the time of the grant of the option. The option period may not be more than ten years from the date the option is granted. No ISO, however, may be granted to an employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or its subsidiaries unless the option price is at least 110% of the fair market value of the Common Stock at the date of the grant and the option period does not exceed five years. Options may be exercised in annual installments as specified by the Compensation Committee, and all installments that become exercisable are cumulative and may be exercised at any time after they become exercisable until expiration of the option. Options are not assignable except by will or by the laws of descent and distribution.

     There is no limit on the fair market value of ISOs that may be granted to an employee in any calendar year, but no employee may be granted ISOs that first become exercisable during a calendar year for the purchase of stock with an aggregate fair market value (determined as of the date of grant of each option) in excess of $100,000. An ISO (or an installment thereof) counts against the annual limitations only in the year it first becomes exercisable. Options are not assignable.

     Full payment for shares purchased upon exercise of an option must be made at the time of exercise, and no shares may be issued until full payment is made. The Employees Stock Option Plan provides that an option agreement may include a provision permitting an optionee the right to tender previously owned shares of Common Stock in partial or full payment for shares to be purchased on exercise of an option. Unless sooner terminated by action of the Board of Directors, the Employees Stock Option Plan will terminate in April 2006 and no options may thereafter be granted under the Employees Stock Option Plan. The Employees Stock Option Plan may be discontinued, altered or amended in certain respects by the Board of Directors without the approval of the stockholders. However, the Employees Stock Option Plan may not be amended without the approval of the stockholders (i) to materially increase benefits, (ii) to materially increase the number of shares of Common Stock that may be issued under the Employees Stock Option Plan, or (iii) to materially modify the requirements for participation in the Employees Stock Option Plan.

     As of June 30, 1996, no options had been granted under the Employee Stock Option Plan. However, the Company anticipates that prior to consummation of the Offering options to purchase up to 333,333 shares may be granted at the Offering price to certain key employees and officers of the Company.

     401(k) Plan. The Company established the Source Services Corporation 401(k) Profit Sharing Plan (the "401(k) Plan"), effective generally as of January 1, 1996 and effective as of April 30, 1996 with respect to the 401(k) Plan's elective deferral provisions, pursuant to which eligible employees of the Company who complete one year of service and attain age 21 may elect to defer on a before-tax basis up to 15% of their compensation to the 401(k) Plan, subject to certain restrictions and limitations applicable to the 401(k) Plan under the Code. The maximum amount of compensation that may be considered under the 401(k) Plan for any participant for 1996 may not exceed $150,000. The maximum amount a participant may elect to defer for 1996 on a before-tax basis to the 401(k) Plan and any similar plan may not exceed $9,500 for 1996, and nondiscrimination requirements apply to the before-tax deferrals (and Company matching contributions described below) of certain "highly compensated employees" as defined in the Code. The Company may, in its discretion, contribute a matching contribution to the 401(k) Plan based on each participant's annual deferrals of up to 6% of his or her compensation. For 1996, the Company intends to make a matching contribution at the rate of 100% of the first 2% of each participant's compensation deferred, 75% of the next 2% of each participant's compensation deferred, and 50% of the next 2% of each participant's compensation deferred. The Company's matching contribution will become fully vested after a participant completes five years of service with the Company. In addition, the Company may, in its discretion, make a non-matching contribution to the 401(k) Plan in any year solely on behalf of non-highly compensated employees.

     Profit Sharing Plan. The Company maintains the Source Services Corporation Employees' Profit Sharing Plan (the "Profit Sharing Plan") to enable eligible employees of the Company and their beneficiaries to share in the profits of the Company through Profit Sharing Plan contributions and the investment of such contributions in Common Stock and other investments. The Profit Sharing Plan is intended to constitute a tax-qualified plan as described in Section 401(a) of the Code, and has received a determination to that effect with respect to the form of the Profit Sharing Plan from the Internal Revenue Service. Each employee of the Company is eligible to participate in the Profit Sharing Plan upon completion of a twelve-month period ending on the anniversary of the employee's date of hire, during which any such employee who is an hourly employee has completed at least 1,000 hours of service or during which any such employee who is a salaried employee has been employed for at least six calendar months. The Company may, at the discretion of the Board of Directors, make contributions to the Profit Sharing Plan in such amount as it deems appropriate (subject to limitations imposed on the amount of such contributions under the Code) from its current net profits for such year or its accumulated earnings and profits. Contributions made for any year are allocated to the Profit Sharing Plan accounts of active participants who are hourly employees and who have completed 501 or more hours of service during the year or who are salaried employees and who have completed three months or more of employment during the year in proportion to their eligible compensation paid for such year. For 1996, the maximum amount of compensation that may be considered under the Profit Sharing Plan for any participant may not exceed $150,000. This amount is subject to future cost-of-living adjustments.

     Contributions to the Profit Sharing Plan may be made in the form of cash or Common Stock. Contributions in the form of cash may be used to purchase Common Stock from stockholders at its appraised value as determined pursuant to an independent valuation. The Company has no intention to continue to fund such purchases or to make significant contributions to the Profit Sharing Plan. Accounts are established under the Profit Sharing Plan for each participant to reflect shares of Common Stock and other investments held by the Profit Sharing Plan's trust on behalf of such participant. The Profit Sharing Plan is designed to invest primarily in Common Stock. Under certain limited circumstances, participants may elect to sell shares of Common Stock allocated to their Profit Sharing Plan Common Stock accounts. In such cases, participants are given the right to direct the investment of the proceeds from such sales among various investment funds available under the Profit Sharing Plan. All amounts held on behalf of a participant under the Profit Sharing Plan are fully vested upon the participant's attainment of normal retirement age, death or total disability. If a participant's employment terminates for reasons other than normal retirement, death or total disability, such participant will become fully vested after five years of credited service. Under certain circumstances, including situations involving a participant who competes with the Company following termination of employment, the vested percentage of the benefits payable to the participant is determined under an alternative five year cliff vesting schedule. Participants who are employed and who have completed at least ten years of service with the Company may elect to withdraw a portion of their Profit Sharing Plan accounts, based on their years of service with the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Alter, Bass and Sifonis. The members of the Board of Directors who served on the Compensation Committee during 1995 were Messrs. Allred, Bass, Emigh and Sifonis. Messrs. Allred and Emigh formerly served in various management positions with the Company.

     Pursuant to a consulting agreement between Mr. Sifonis and the Company, Mr. Sifonis performed certain consulting services for the Company on a one-time basis from October 1995 through March 1996, including conducting employee surveys, analyzing training programs and assessing the Company's organizational structure. Pursuant to the terms of the consulting agreement, Mr. Sifonis was paid an aggregate of $60,000 for services rendered to the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     Record Ownership. Historically, the Company has been owned primarily by its current and former employees. At July 24, 1996, there were 7,196,397 shares of the Company's Common Stock outstanding. Mercantile Bank of Joplin, as Trustee of the trust created pursuant to the Profit Sharing Plan (the "Trustee"), owned of record 4,752,139 shares, or 66.0%, which are held for the benefit of approximately 811 persons. The balance of the shares are owned by approximately 345 persons (some of whom are also beneficiaries under the Company's Profit Sharing Plan). None of such participants beneficially holds more than 5% of the Company's shares. The address of the Trustee is 402 Main Street, Joplin, Missouri 64802-0008.



     Executive Officers and Directors. The following table sets forth certain information concerning the ownership of Common Stock as of July 24, 1996, by (a) each executive officer named in the Summary Compensation Table, (b) each director and (c) all executive officers and directors as a group. The Company believes that each of such stockholders has sole voting and dispositive power over the shares held by such stockholder except as otherwise indicated.


                                                                   OTHER SHARES   TOTAL SHARES
                                                    SHARES OWNED   BENEFICIALLY   BENEFICIALLY   PERCENT
                       NAME                          OF RECORD        OWNED          OWNED       OF CLASS
- --------------------------------------------------  ------------   ------------   ------------   --------
D. Les Ward(1)....................................      17,748         32,781         50,529          *
Richard Dupont(1).................................       8,874         22,138         31,012          *
Jack A. Causa(2)..................................      17,748         53,802         71,550        1.0
Joseph A. Gendron(1)(2)...........................      17,748         37,240         54,988          *
Lawrence J. Stanczak(1)...........................          --         40,977         40,977          *
John Allred(1)(2)(3)..............................       3,549         79,559         83,108        1.2
Adrian Alter(4)...................................          --         14,500         14,500          *
Paul M. Bass, Jr.(4)..............................          --         14,500         14,500          *
Wayne D. Emigh(4).................................          --         32,333         32,333          *
John Sifonis(3)...................................          --         14,500         14,500          *
Karl Vogeler(3)...................................          --          7,250          7,250          *
All executive officers and directors, as a group
  (11 persons)....................................      65,667        349,580        415,247        5.7

- ---------------

  * less than 1%
(1) Shares beneficially owned includes the number of shares of Common Stock held by the Profit Sharing Plan for the benefit of the following persons: Mr. Ward -- 32,781; Mr. Dupont -- 22,138; Mr. Gendron -- 9,311; Mr.
     Stanczak -- 40,977; and Mr. Allred -- 1,041.
(2) Shares beneficially owned includes the number of shares of Common Stock held in individual retirement accounts for the benefit of the following persons:
     Mr. Causa -- 53,802; Mr. Gendron -- 27,929; and Mr. Allred -- 71,268.
(3) Shares beneficially owned includes currently exercisable options to purchase the number of shares of Common Stock indicated for the following persons:
     Mr. Allred -- 7,250; Mr. Sifonis -- 14,500; and Mr. Vogeler -- 7,250.
(4) Shares beneficially owned includes 14,500 shares of Common Stock held in the Adrian and Sue Alter Family Trust, 32,333 shares of Common Stock held in the Wayne D. and Glenda L. Emigh Family Trust, and 14,500 shares of Common Stock held in the P.M. Bass Family Trust. Under the rules and regulations of the Securities and Exchange Commission, Messrs. Alter, Emigh and Bass may be deemed the beneficial owner of such shares.

     Selling Stockholders. The following table sets forth certain information concerning the beneficial ownership of Common Stock as furnished by each Selling Stockholder. The Company believes that each of such stockholders has the sole voting and dispositive power over the shares held by such stockholder except as otherwise indicated. See "Risk Factors -- Control of the Company by Existing Stockholders."


                                              SHARES OF COMMON                         SHARES OF COMMON
                                                    STOCK                                    STOCK
                                             BENEFICIALLY OWNED                       BENEFICIALLY OWNED
                                                   BEFORE                                    AFTER
                                                THE OFFERING                             THE OFFERING
                                             -------------------   NUMBER OF SHARES   -------------------
                    NAME                       NUMBER    PERCENT    BEING OFFERED       NUMBER    PERCENT
- -------------------------------------------- ----------  -------   ----------------   ----------  -------
Sharon L. Anderson..........................        406    *                406                0    *
Kenneth Barkin..............................     14,782    *             14,782                0    *
J.J.B. Hilliard W.L. Lyons, Inc. FBO Barbara
  W. Beard IRA..............................      3,162    *              3,162                0    *
Gordon C. Best & Charlotte A. Best, as
  Trustee of the 1985 Best Family Trust DTD
  8/12/85...................................      8,911    *              8,911                0    *
Marc A. Blackwell...........................      1,218    *              1,218                0    *
Jeff Bloch..................................      1,218    *              1,218                0    *
Barbara Kim Bradley.........................        298    *                298                0    *
Cecilia Coyle...............................      4,596    *              4,596                0    *
Orlene Dentone..............................        493    *                493                0    *
Peter L. Dillon.............................        406    *                406                0    *
Theresa Domorod.............................        178    *                178                0    *
Brian Elias.................................        774    *                774                0    *
Jacqueline Gerold...........................      1,655    *              1,200              455    *
Phil Hauser.................................      2,024    *              2,024                0    *
Pat Hellinghausen...........................        208    *                208                0    *
Thomas Hilgenberg...........................      3,074    *              1,537            1,537    *
Dain Bosworth Inc, Custodian FBO Jacalyn
  Hughes IRA................................      1,687    *              1,687                0    *
Leann Hunter................................        191    *                191                0    *
Smith Barney Harris Upham TTEE, FBO William
  P. Karavas Jr., IRA.......................        493    *                493                0    *
Newton Trust Company as Trustee for Thomas
  Kecki IRA.................................      6,717    *              6,717                0    *
Charles Russell Lodge.......................      1,774    *              1,774                0    *
Kathy A. Lovering...........................        609    *                609                0    *
Bill Lux....................................        406    *                406                0    *
Douglas Eugene Mathias......................      2,960    *              1,480            1,480    *
Cliff F. Miras..............................      8,874    *              8,874                0    *
Rick Necessary..............................      4,437    *              4,437                0    *
David M. Pregeant...........................     37,923    *              8,874           29,049    *
Margaret Graham Ramirez.....................        710    *                210              500    *
Nancy Jean Riehl............................      1,774    *              1,774                0    *
Tamara Rintacutan Rollins...................        308    *                308                0    *
Smith Barney Inc. Custodian Mitchell H.
  Rosen IRA.................................     10,709    *             10,709                0    *
Ophelia Sheppard............................        142    *                 60               82    *
Suzanne Marie Smith.........................         27    *                 27                0    *
Robert P. Stevens...........................     73,665    1.02           4,000           69,665    *
Robert Trumbull.............................     83,547    1.16          83,547                0    *
Flora Ann Viggiano..........................        545    *                545                0    *
Suellen M. Weir.............................        208    *                208                0    *

                                              SHARES OF COMMON                         SHARES OF COMMON
                                                    STOCK                                    STOCK
                                             BENEFICIALLY OWNED                       BENEFICIALLY OWNED
                                                   BEFORE                                    AFTER
                                                THE OFFERING       NUMBER OF SHARES      THE OFFERING
                    NAME                       NUMBER    PERCENT    BEING OFFERED       NUMBER    PERCENT
- --------------------------------------------                           -------
Timothy E. Whitaker.........................         69     *                    69            0     *
Peter W. Wolfe..............................     64,780     *                47,032       17,748     *
Source Services Corporation Employees'
Profit Sharing Plan.........................  4,752,139    66.03            711,127    4,041,012    46.13
                                                                            -------
Total.......................................  5,098,097    70.84            936,569    4,161,528    47.51
                                                                            =======


- ---------------

* less than 1%

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 8,759,828 shares of Common Stock outstanding (9,134,828 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,500,000 shares sold in the Offering (2,875,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the public market without restriction by persons other than affiliates of the Company. Executive officers, directors and certain stockholders of the Company (including the Trustee) have contractually agreed with the Underwriters not to sell, offer to sell, contract to sell, solicit an offer to buy, grant any option for the purchase or sale of, assign, pledge, distribute or otherwise transfer, dispose of or encumber (or make any announcement with respect to any of the foregoing), directly or indirectly, any of their shares of Common Stock (other than those being sold pursuant to this Offering) or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for Common Stock or evidencing any right to purchase or subscribe for shares of Common Stock for a period of up to 180 days following the date of this Prospectus without the written consent of the Representatives (the "Contractual Lock-up). These contractual restrictions cover 4,601,974 shares and will be applicable to any shares of Common Stock distributed by the Trustee during the Contractual Lock-up period. In addition to the shares sold in the Offering, the Company estimates that the following shares would be available to be sold in the public market:


          (i) 1,625,718 shares held outside of the Profit Sharing Plan have been held for more than two years and may be sold immediately following the Offering pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended the "Securities Act");


          (ii) 517,223 shares held outside of the Profit Sharing Plan have been held for more than two years and may be sold upon the expiration of the Contractual Lock-up period pursuant to Rule 144; and


          (iii) 981,762 shares held by the Profit Sharing Plan have been held for more than two years, are distributable by the Trustee pursuant to the terms of the Profit Sharing Plan and may be sold upon the expiration of the Contractual Lock-up period pursuant to Rule 144.


     Of the remaining 3,135,125 shares, 2,617,015 held by the Profit Sharing Plan are not distributable pursuant to the terms thereof, and 518,110 shares held outside of the Profit Sharing Plan are "restricted securities" within the meaning of Rule 144. See "Underwriting." In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least two years, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (a)1% of the then-outstanding shares of Common Stock (87,598 shares upon completion of the Offering) and (b) the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain notice and manner-of-sale requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who has not been an "affiliate" of the Company (in general, a person who is not a director, officer or principal stockholder of the Company) during the three months prior to resale and who has beneficially owned restricted securities for at least three years is entitled to sell such restricted securities under Rule 144 without regard to the requirements discussed above.

     The Company is unable to estimate the number of shares of Common Stock that may be sold in the future by its stockholders since this will depend on the market price for the Common Stock, the personal circumstances of the stockholders and other factors. Any sale of substantial amounts of shares of Common Stock in the open market may significantly reduce the market price of the Common Stock offered hereby.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon with respect to the resale of shares of Common Stock originally purchased from the Company by its employees, directors and officers prior to the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Shares of Common Stock issued in reliance on Rule 701 are "restricted securities" and, beginning 90 days after the Company becomes subject to the reporting requirements of the Exchange Act, may be sold by persons other than affiliates, subject to the provisions regarding manner-of-sale under Rule 144, and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

     The Company intends to file registration statements on Form S-8 under the Securities Act to register all of the shares of Common Stock issued or reserved for future issuance under the Employees Stock Option Plan and the Directors' Plan. After the effective date of those registration statements, shares purchased upon exercise of options granted pursuant to the Employees Stock Option Plan and the Directors Stock Option Plan will be available for resale in the public market without restriction by persons who are not affiliates of the Company, and to the extent they are held by affiliates, pursuant to Rule 144, without observance of the holding period requirements. A total of 1,030,000 shares of Common Stock are reserved for issuance upon the exercise of options granted or which may be granted under the Employees Stock Option Plan and the Directors Stock Option Plan. See "Risk Factors -- Control of the Company by Existing Stockholders," "Management -- Employee Benefit Plans -- Employees Stock Option Plan" and "Management -- Director Compensation -- Non-Employee Directors Stock Option Plan."

                          DESCRIPTION OF CAPITAL STOCK

     The Company has authorized capital stock consisting of 100,000,000 shares of Common Stock, $0.02 par value, and 2,000,000 shares of Preferred Stock, $0.01 par value. Prior to this Offering, there were outstanding 7,196,397 shares of Common Stock, and no shares of Preferred Stock outstanding. A total of 1,030,000 shares of Common Stock are reserved for issuance upon the exercise of options granted or which may be granted under the Employees Stock Option Plan and the Directors Stock Option Plan. See "Management -- Director Compensation" and "Management -- Employee Benefit Plans."

COMMON STOCK

     All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued and paid for will be, fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Votes may not be cumulated in the election of directors. Stockholders have no preemptive or subscription rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities. See "Dividend Policy." The rights of holders of Common Stock will be subject to any preferential rights of any Preferred Stock which may be issued in the future.

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

PREFERRED STOCK

     The Board of Directors of the Company is authorized (without any further action by the stockholders) to issue Preferred Stock in one or more series and to fix voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of any series established by the Board of Directors, and to increase or decrease the number of shares within each such series. The Board of Directors may issue Preferred Stock for such consideration and on such terms as it deems desirable. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the holders of Common Stock. The Company has no present intention to issue any shares of Preferred Stock.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     Anti-takeover Provisions. The Certificate of Incorporation contains certain provisions, some of which are described below, that in addition to the authorization of the Preferred Stock may reduce the likelihood of a change in management or voting control of the Company without the consent of the Company's Board of Directors. These provisions could have the effect of delaying, deterring or preventing tender offers or takeover attempts that some or a majority of the Company's stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in a premium over the market price for the Common Stock.

          Staggered Board of Directors. The Certificate of Incorporation provides that, commencing with the 1997 annual meeting of stockholders, the Board of Directors will be divided into three classes that are elected to staggered three year terms. The Company believes that a staggered Board of Directors will help assure the continuity and stability of the Company's Board of Directors and the Company's business strategies and policies. The staggered board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the staggered board provision will help ensure that the Company's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders. The affirmative vote of holders of at least 80% of the Company's outstanding voting stock will be required to amend this provision.

          Removal of Directors During Their Terms. Under the Certificate of Incorporation, a director may be removed during his or her term of service only "for cause" and only by the affirmative vote of a majority of the stockholders entitled to vote. As defined "for cause" means: (i) commission of an act of fraud or embezzlement against the Company; (ii) conviction of a felony or a crime involving moral turpitude; (iii) gross negligence or willful misconduct in performing the director's duties to the Company; or
     (iv) breach of fiduciary duty owed to the Company. The affirmative vote of holders of at least 80% of the Company's outstanding voting stock will be required to amend this provision. The Bylaws also provide that vacant directorships may be filled only by the Board of Directors.

          Stockholder Action. Unless limited by the Certificate of Incorporation of a corporation, the Delaware General Corporation Law permits stockholder action without a meeting, without prior notice and without a vote upon the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Certificate of Incorporation prohibits stockholder action without a meeting, except when there are ten or fewer stockholders. The affirmative vote of holders of at least 80% of the Company's outstanding voting stock will be required to amend this provision.

          Fair Price Provision. The Certificate of Incorporation includes a "fair price" provision that requires the affirmative vote of the holders of at least 80% of the outstanding voting stock of the Company to approve a merger with, or disposition of assets or the issuance of securities having a fair market value of $5 million or more to, an interested stockholder (as defined below), a liquidation proposed by an interested stockholder or the reclassification of the Company's securities or a similar transaction that increases the interested stockholder's proportionate ownership in the Company. An "interested stockholder" is anyone who owns or controls, directly, indirectly or together with others, 10% or more of the Company's voting stock. However, a transaction with an interested stockholder will not require stockholder approval if a majority of disinterested directors (as defined in the Certificate of Incorporation) approves the transaction or if the transaction involves the distribution to the stockholders of cash or other consideration that satisfies the "fair price" criteria set forth in the Certificate of Incorporation, which generally require that all stockholders receive equal treatment, an adequate price, and adequate disclosure. The fair price provision of the Certificate of Incorporation may not be amended without the affirmative vote of at least 80% of all shares entitled to vote.

          Evaluation Factors. The Certificate of Incorporation contains a provision that allows the Board of Directors to evaluate factors other than the price offered when considering a proposed acquisition of the Company. The Certificate of Incorporation permits the Board of Directors to consider the social, legal and economic effects of the proposed acquisition upon the Company's employees, suppliers, customers and business and the communities in which the Company operates. The Board of Directors can also consider any other factors it deems relevant, including not only the consideration offered in the proposed transaction relative to the market price of the Common Stock but also the value of the Company in a freely negotiated transaction and in relation to the estimate by the Board of Directors of the future value of the Company as an independent entity. The affirmative vote of the holders of two-thirds or more of the outstanding voting stock of the Company will be required to amend this provision.

     Limitations on Liability of Directors. The Certificate of Incorporation limits the liability of directors to the extent allowed by the Delaware General Corporation Law. Specifically, directors will not be held liable to the Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of: (i) a breach of the duty of loyalty to the Company or its stockholders; (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the Delaware General Corporation Law; or (iv) actions or omissions pursuant to which the director will receive an improper personal benefit.

     The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws.

     The Certificate of Incorporation does not eliminate the directors' duty of care. The inclusion of this provision in the Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care. Once adopted, the affirmative vote of the holders of two-thirds or more of the outstanding voting stock of the Company will be required to amend this provision.

     Indemnification. The Certificate of Incorporation and Bylaws provide that the Company is generally required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or acted in good faith and in what was reasonably believed to be a lawful manner and in the Company's best interest. Once adopted, the affirmative vote of the holders of two-thirds or more of the outstanding voting stock of the Company will be required to amend this provision.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc. and Rauscher Pierce Refsnes, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    The Robinson-Humphrey Company, Inc........................................
    Rauscher Pierce Refsnes, Inc..............................................

                                                                                ---------
              Total...........................................................  2,500,000
                                                                                 ========

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share in sales to certain other
dealers. After the Offering, the public offering price and other selling terms may be changed.

     The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them as shown in the table above bears to the 2,500,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 2,500,000 shares of Common Stock offered hereby.

     The Company, together with each of its executive officers and directors and certain stockholders beneficially owning in the aggregate 4,629,778 shares of Common Stock, have agreed not to, directly or indirectly, sell, offer to sell, contract to sell, solicit an offer to buy, grant any option for the purchase or sale of, assign, pledge, distribute or otherwise transfer, dispose of or encumber (or make any announcement with respect to any of the foregoing) any shares of Common Stock or any options, rights, warrants or other securities convertible into or exchangeable for Common Stock or evidencing any right to purchase or subscribe for shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives.

     The Company has agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representa-tives and will not be based upon any independent appraisal or valuation of the Company. Among the factors to be considered in determining the initial public offering price are the economic outlook for the industry in which the Company operates, the Company's position in the industry, the Company's earnings prospects, the Company's financial position, the ability and experience of the Company's management, the prevailing conditions of the securities market at the time of the Offering and the stock prices of publicly traded companies which the Company and the Representatives believe to be comparable to the Company.

     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol SRSV.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock covered by this Prospectus will be passed upon for the Company by Gardere & Wynne, L.L.P., Dallas, Texas. Certain legal matters pertaining to the Common Stock will be passed upon for the Underwriters by Alston & Bird, Atlanta, Georgia.

                                    EXPERTS

     The financial statements of the Company as of January 1, 1995 and December 31, 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, copies of which may be inspected at the Commission's principal office, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, or copies of which may be obtained from the Commission at such office upon payment of the fees prescribed by the Commission. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit filed with the Commission.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                           [INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants......................................................  F-2
Balance Sheets as of January 1, 1995 and December 31, 1995 and March 31, 1996
  (unaudited)..........................................................................  F-3
Statements of Revenues and Expenses for the Years Ended January 2, 1994, January 1,
  1995 and December 31, 1995, and for the Three Months Ended April 2, 1995 and March
  31, 1996 (unaudited).................................................................  F-4
Statements of Stockholders' Equity for the Years Ended January 2, 1994, January 1, 1995
  and December 31, 1995, and for the Three Months Ended March 31, 1996 (unaudited).....  F-5
Statements of Cash Flows for the Years Ended January 2, 1994, January 1, 1995 and
  December 31, 1995, and for the Three Months Ended April 2, 1995 and March 31, 1996
  (unaudited)..........................................................................  F-6
Notes to Financial Statements..........................................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Source Services Corporation

In our opinion, the accompanying balance sheet and the related statements of revenues and expenses, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Source Services Corporation at December 31, 1995 and January 1, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Dallas, Texas
March 31, 1996, except as to Note 11
which is as of June 1, 1996.

                          SOURCE SERVICES CORPORATION

                                 BALANCE SHEET
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS



                                                          JANUARY 1,     DECEMBER 31,      MARCH 31,
                                                             1995            1995            1996
                                                          ----------     ------------     -----------
                                                                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents.............................   $  2,211        $  1,388         $   434
  Accounts receivable, less allowance for doubtful
     accounts and fee adjustments of $1,052, $1,357 and
     $1,482, respectively...............................     17,984          25,299          26,407
  Deferred tax asset, net...............................        450             745             780
  Prepaid expenses and other............................        217             405             569
                                                            -------         -------         -------
          Total current assets..........................     20,862          27,837          28,190
Investments.............................................        147              --              --
Deferred tax asset, net.................................         66               7              --
Property and equipment, net.............................      1,359           2,780           3,554
                                                            -------         -------         -------
          Total assets..................................   $ 22,434        $ 30,624         $31,744
                                                            =======         =======         =======
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.................................   $     --        $     --         $ 2,785
  Accounts payable and accrued expenses.................      4,208           3,608           4,786
  Accrued commissions and payroll.......................      5,496           9,241           5,497
  Accrued 401(k) plan contribution......................         --              --             251
  Accrued contribution to profit sharing plan...........      3,242               6              --
  Income taxes payable..................................      1,497             340             169
                                                            -------         -------         -------
          Total current liabilities.....................     14,443          13,195          13,488
  Deferred tax liability................................         --              --              83
  Other liabilities.....................................        179             135              65
                                                            -------         -------         -------
                                                             14,622          13,330          13,636
                                                            -------         -------         -------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par; 2,000 shares authorized, no
     shares issued and outstanding......................         --              --              --
  Common stock, $.02 par; 100,000 shares authorized,
     2,269, 7,153 (includes 618 shares issued in 1996 to
     the profit sharing plan and 4,684 shares issued in
     1996 as a stock dividend) and 7,153 shares
     outstanding, respectively..........................         48             144             144
  Capital in excess of par..............................        124           1,655           1,583
  Retained earnings.....................................     11,755          15,520          16,406
  Deferred compensation.................................       (412)             --              --
  Cumulative translation adjustment.....................        (21)            (25)            (25)
                                                            -------         -------         -------
                                                             11,494          17,294          18,108
  Less common stock in treasury at cost, 126 shares
     (1994).............................................      3,682              --              --
                                                            -------         -------         -------
          Total stockholders' equity....................      7,812          17,294          18,108
                                                            -------         -------         -------
          Total liabilities and stockholders' equity....   $ 22,434        $ 30,624         $31,744
                                                            =======         =======         =======

   The accompanying notes are an integral part of these financial statements.

                          SOURCE SERVICES CORPORATION

                      STATEMENTS OF REVENUES AND EXPENSES
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                         YEAR ENDED                    THREE MONTHS ENDED
                                          ----------------------------------------    --------------------
                                          JANUARY 2,    JANUARY 1,    DECEMBER 31,    APRIL 2,    MARCH 31,
                                             1994          1995           1995         1995        1996
                                          ----------    ----------    ------------    -------    ---------
                                                                                          (UNAUDITED)
Net service revenue.....................   $ 53,835      $ 90,067       $141,832      $29,942     $40,833
Cost of sales, flexible staffing........     19,927        35,411         63,052       13,697      18,535
                                           --------      --------       --------      -------     -------
          Gross profit..................     33,908        54,656         78,780       16,245      22,298
Operating expenses:
  Selling...............................     27,546        43,795         64,882       14,026      19,322
  General and administrative............      4,683         5,447          6,636        1,164       1,522
                                           --------      --------       --------      -------     -------
          Total operating expenses......     32,229        49,242         71,518       15,190      20,844
                                           ---------     --------       --------      -------     -------
          Operating income..............      1,679         5,414          7,262        1,055       1,454
Other income (expense):
  Interest expense on payable to
     stockholders.......................       (357)         (163)            --           --          --
  Interest expense......................        (38)          (32)           (61)         (10)        (29)
  Interest income.......................         99            10             99           36          20
  Other, net............................        (53)         (218)          (578)        (107)       (165)
                                           ---------     --------       --------      -------     -------
          Income before income taxes....      1,330         5,011          6,722          974       1,280
                                           ---------     --------       --------      -------     -------
Income tax (expense) benefit:
  Current...............................       (783)       (2,064)        (2,764)        (391)       (423)
  Deferred..............................        270           300            217           31         (55)
                                           ---------     --------       --------      -------     -------
                                               (513)       (1,764)        (2,547)        (360)       (478)
                                           ---------     --------       --------      -------     -------
Net income..............................   $    817      $  3,247       $  4,175      $   614     $   802
                                           ========      ========       ========      =======     =======
Net income per share....................   $    .11      $    .45       $    .58      $   .09     $   .11
                                           ========      ========       ========      =======     =======
Weighted average shares outstanding.....      7,386         7,250          7,178        7,192       7,153
                                           ========      ========       ========      =======     =======

   The accompanying notes are an integral part of these financial statements.

                          SOURCE SERVICES CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                            COMMON STOCK       CAPITAL
                                          ----------------    IN EXCESS    RETAINED      DEFERRED
                                          SHARES    AMOUNT     OF PAR      EARNINGS    COMPENSATION
                                          ------    ------    ---------    --------    ------------
DECEMBER 31, 1992......................   2,356      $ 48      $  -0-      $ 5,547       $ (1,402)
  Net income...........................                                        817
  Foreign currency translation
    adjustment.........................
  Deferred compensation................     (57)                   81        1,395            456
                                          -----      ----      ------      -------       --------
JANUARY 2, 1994........................   2,299        48          81        7,759           (946)
                                          -----      ----      ------      --------      --------
  Net income...........................                                      3,247
  Foreign currency translation
    adjustment.........................
  Deferred compensation................     (30)                   43          749            534
                                          -----      ----      ------      -------       --------
JANUARY 1, 1995........................   2,269        48         124       11,755           (412)
                                          -----      ----      ------      -------       --------
  Net income...........................                                      4,175
  Foreign currency translation
    adjustment.........................
  Stock contribution to profit sharing
    plan...............................     213         2       1,606         (679)
  2.9-for-1 stock split................   4,684        94         (94)
  Deferred compensation................     (13)                   19          269            412
                                          -----      ----      ------      -------       --------
DECEMBER 31, 1995......................   7,153       144       1,655       15,520            -0-
                                          -----      ----      ------      -------       --------
  Net income (Unaudited)...............                                        802
  Stock contribution to profit sharing
    plan (Unaudited)...................                           (72)          84
                                          -----      ----      ------      -------       --------
MARCH 31, 1996 (UNAUDITED).............   7,153      $144      $1,583      $16,406       $    -0-
                                          =====      ====      ======      =======       ========

                                          CUMULATIVE   TREASURY STOCK          TOTAL
                                          TRANSLATION  ----------------     STOCKHOLDERS'
                                          ADJUSTMENT   SHARES     COST        EQUITY
                                          ----------   ------    ------    -------------
DECEMBER 31, 1992......................                  39     $(1,203)      $ 2,992
  Net income...........................                                           817
  Foreign currency translation
    adjustment.........................                                           (20)
  Deferred compensation................                - 57      (1,614)          318
                                                         --     -------       -------
JANUARY 2, 1994........................                  96      (2,817)        4,107
                                                         --     -------       -------
  Net income...........................                                         3,247
  Foreign currency translation
    adjustment.........................        (3)                                 (3)
  Deferred compensation................                  30        (865)          461
                                            -----      ----     -------       -------
JANUARY 1, 1995........................       (21)      126      (3,682)        7,812
                                            -----      ----     -------       -------
  Net income...........................                                         4,175
  Foreign currency translation
    adjustment.........................        (4)                                 (4)
  Stock contribution to profit sharing
    plan...............................                (139)      4,063         4,992
  2.9-for-1 stock split................
  Deferred compensation................                  13        (381)          319
                                            -----      ----     -------       -------
DECEMBER 31, 1995......................       (25)      -0-         -0-        17,294
                                            -----      ----     -------       -------
  Net income (Unaudited)...............                                           802
  Stock contribution to profit sharing
    plan (Unaudited)...................                                            12
                                            -----      ----     -------       -------
MARCH 31, 1996 (UNAUDITED).............     $ (25)      -0-     $   -0-       $18,108
                                            =====      ====     =======       =======

  The accompanying notes are an integral part of these financial statements.

                          SOURCE SERVICES CORPORATION

                            STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                            YEAR ENDED                  THREE MONTHS ENDED
                                              --------------------------------------   --------------------
                                              JANUARY 2,   JANUARY 1,   DECEMBER 31,   APRIL 2,   MARCH 31,
                                                 1994         1995          1995         1995       1996
                                              ----------   ----------   ------------   --------   ---------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income.................................  $    817     $  3,247      $  4,175     $    614    $   802
  Adjustments to reconcile net income to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization...........       620          406           570          124        216
     Profit sharing plan stock
       contribution..........................        --           --         4,992           --         12
     Deferred compensation...................       318          461           288           93         --
     Deferred tax asset, net.................       (77)        (231)         (236)          --        (28)
     Deferred tax liability, net.............      (273)        (111)           --           --         83
     Loss on asset sales.....................         8            9            52           --          6
  Decrease (increase) in assets:
     Accounts receivable.....................    (2,322)      (8,122)       (7,315)      (1,103)    (1,108)
     Income taxes receivable.................     1,723           --            --           --         --
     Prepaid expenses........................       297         (141)         (188)         (23)      (164)
     Investments.............................        (5)          (5)          147          147         --
  Increase (decrease) in liabilities:
     Accounts payable and accrued expenses...       192        1,072          (600)         291      1,178
     Accrued commissions and payroll.........       398        3,085         3,745       (1,363)    (3,744)
     Accrued 401(k) plan contribution........        --           --            --           --        251
     Accrued contribution to profit sharing
       plan..................................        --        3,242        (3,236)       1,010         (6)
     Income taxes payable....................       783          714        (1,157)        (837)      (171)
     Accrued interest on payable to
       stockholders..........................        59         (190)           --           --         --
     Other liabilities.......................      (173)         (69)          (44)        (136)       (70)
                                                -------      -------       -------      -------    -------
          Net cash provided by (used in)
            operating activities.............     2,365        3,367         1,193       (1,183)    (2,743)
                                                -------      -------       -------      -------    -------
Cash flows from investing activities:
  Expenditures for property and equipment....      (157)        (874)       (2,168)        (254)    (1,002)
  Proceeds from sales of property and
     equipment...............................         9            3           152           --          6
                                                -------      -------       -------      -------    -------
          Net cash (used in) provided by
            investing activities.............      (148)        (871)       (2,016)        (254)      (996)
                                                -------      -------       -------      -------    -------
Cash flows from financing activities:
  Borrowings from revolving line of credit...     1,435       16,026        13,775           --     16,130
  Repayments of revolving line of credit.....       (20)     (17,441)      (13,775)          --    (13,345)
  Repayments of principal and interest on
     payable to stockholders.................    (4,380)        (630)           --           --         --
                                                -------      -------       -------      -------    -------
          Net cash provided by (used in)
            financing activities.............    (2,965)      (2,045)           --           --      2,785
                                                -------      -------       -------      -------    -------
Net increase (decrease) in cash and cash
  equivalents................................      (748)         451          (823)      (1,437)      (954)
Cash and cash equivalents, beginning of the
  year.......................................     2,508        1,760         2,211        2,211      1,388
                                                -------      -------       -------      -------    -------
Cash and cash equivalents, end of the year...  $  1,760     $  2,211      $  1,388     $    774    $   434
                                                =======      =======       =======      =======    =======
Supplemental disclosure of cash flow
  activity:
  Income taxes paid..........................  $     33     $  1,556      $  3,447     $  1,537    $   592
                                                =======      =======       =======      =======    =======
  Interest paid..............................  $  1,096     $    385      $     61     $     10    $    29
                                                =======      =======       =======      =======    =======

   The accompanying notes are an integral part of these financial statements.

                          SOURCE SERVICES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS


     Source Services Corporation (the Company), which operates in a single business segment for generally accepted accounting principle reporting purposes, places experienced personnel in the fields of information technology, accounting, finance, engineering, law and health care through its divisions:
Source Edp, Source Finance, Source Engineering, Source Manufacturing, Source Consulting, Source Temps, Source HealthCare and Source Legal divisions.


  MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FISCAL PERIODS

     The Company utilizes 4-4-5 (week) quarterly accounting periods with the fiscal year ending on the Sunday nearest the last day of December. Fiscal 1993 ended January 2, 1994, fiscal 1994 ended January 1, 1995, and fiscal 1995 ended December 31, 1995.

  REVENUE RECOGNITION

     Revenue for the placement of personnel on a permanent basis is recognized on the date the employer and individual mutually agree to an offer and acceptance of employment. If the individual fails to continue employment for a period of time as specified in the placement agreement, generally a thirty- to ninety-day period, the Company is not entitled to collect the placement fee. Revenue from permanent placements is shown on the Statement of Revenues and Expenses net of amounts written off for adjustments due to placed candidates not remaining in employment for the Company's guarantee period. Net adjustments were $2,385, $2,808 and $4,408 in 1993, 1994 and 1995, respectively. Revenue derived from flexible staffing is recognized as services are performed by the Company's employees. Revenue from flexible staffing on the Statement of Revenues and Expenses represents gross billings less amounts written off. The Company maintains an allowance for potential fee adjustments and uncollectible accounts.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and in banks and overnight investments. Overnight investments in Eurodollars were $1,730 and $1,165 at January 1, 1995 and December 31, 1995, respectively.

  TREASURY STOCK

     Treasury shares acquired are held for future reissuance to employees. Treasury shares are recorded at cost of acquisition. Reissued shares are relieved using the average cost method.

  PROPERTY AND EQUIPMENT

     Furniture and equipment is stated at cost and is depreciated on a straight-line basis over estimated useful lives, ranging from five to seven years. Leasehold improvements are stated at cost and are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the improvements.

                          SOURCE SERVICES CORPORATION

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  SELF-INSURANCE

     The Company offers an employee benefit program for which it is self-insured for a portion of the cost. The Company is liable for claims up to $100 per employee and aggregate claims up to a defined yearly payment limit. All full-time employees and salaried consultants are eligible to participate in the program. Self-insurance costs are accrued using actuarial estimates to approximate the liability for reported claims and claims incurred but not reported.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure, to the extent practicable, of the fair value of financial instruments which are recognized or unrecognized in the balance sheet. The carrying amounts of the Company's financial instruments, primarily cash, investments, and short-term trade receivables and payables, approximate fair value.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Financial Accounting Standards Board SFAS No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  FOREIGN CURRENCY TRANSLATION

     Foreign currency translation adjustments arise primarily from activities of the Company's Canadian operations. Results of operation are translated using the average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using current rates. Resulting foreign currency translation adjustments are recorded in stockholders' equity.

  EARNINGS PER SHARE

     Earnings per share is computed by dividing net income by the weighted average number of common stock and common stock equivalents outstanding. Stock options outstanding for each of three years ended December 31, 1995 and for the three month periods ended April 2, 1995 and March 31, 1996 were found to have either no dilutive effect or to have an anti-dilutive effect under the treasury stock method of calculating such dilutive effect. However, pursuant to Securities and Exchange Commission regulations, common stock and common stock equivalents issued by the Company during the twelve month period prior to the offering have been included in the calculation of earnings per share as if they were outstanding for all periods presented using the treasury stock method and the estimated initial public offering price.

  NEW ACCOUNTING PRONOUNCEMENT

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principle Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees", to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25 method is continued, pro forma disclosures are required as if SFAS 123 accounting provisions were followed. Management has elected not to

                          SOURCE SERVICES CORPORATION

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

adopt the accounting recognition provisions of SFAS No. 123 and will continue to use the accounting method under APB No. 25. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

  INTERIM FINANCIAL INFORMATION

     The interim financial data included in these financial statements is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of interim periods.

2. PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following at:

                                                                   JANUARY 1,     DECEMBER 31,
                                                                      1995            1995
                                                                   ----------     ------------
    Furniture and fixtures.......................................   $  3,853        $  4,235
    Computer equipment...........................................      2,877           1,820
    Computer equipment under capital lease.......................        945              --
    Leasehold improvements.......................................        192             267
                                                                     -------         -------
                                                                       7,867           6,322
    Accumulated depreciation and amortization....................     (6,508)         (3,542)
                                                                     -------         -------
                                                                    $  1,359        $  2,780
                                                                     =======         =======

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses are comprised of the following at:

                                                                   JANUARY 1,     DECEMBER 31,
                                                                      1995            1995
                                                                   ----------     ------------
    Trade accounts payable.......................................    $2,578          $2,302
    Self-insurance accrual for employee benefits.................       410             499
    Accrued sales meeting........................................       470             398
    Other........................................................       750             409
                                                                     ------          ------
                                                                     $4,208          $3,608
                                                                     ======          ======

4. PROFIT SHARING PLAN

     The Company has a profit sharing plan covering substantially all employees. Under provisions of the plan, the Company has no obligation beyond declared contributions and has no rights to the assets of the profit sharing plan. The Company made no contribution to the plan in fiscal 1993. During fiscal 1994, the Company declared a contribution funded in cash in the amount of $3,242. During fiscal 1995, the Company declared a contribution that was funded from treasury shares and common shares on March 31, 1996 in the amount of $4,998.

     At January 1, 1995 and December 31, 1995, the profit sharing plan held 1,584 (pre-split) and 4,904 shares, respectively, of the Company's common stock, which includes 618 shares contributed to the profit sharing plan on March 31, 1996. The shares held by the profit sharing plan represented approximately 70% and 68%, respectively, of the outstanding shares.

                          SOURCE SERVICES CORPORATION

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5. REVOLVING LINE OF CREDIT

     The Company has a $4,000 revolving line of credit agreement dated November 30, 1994. The revolving line of credit is collateralized by accounts receivable. The commitment period extends to November 28, 1996. Commitment fees are payable on the unused balance at a rate of .5% per annum, payable quarterly. Interest accrues on outstanding amounts at a rate of prime plus .5%. The prime rate was 8.5% and 8.0% at January 1, 1995 and December 31, 1995, respectively. Under the terms of the agreement, the Company agreed to comply with certain financial covenants and restrictions on indebtedness, liens, sales of assets, investments, dividends and contributions to the Plan. There were no amounts outstanding under the line of credit at January 1, 1995 and December 31, 1995, however, the Company borrowed against the line of credit at various times during fiscal 1994 and fiscal 1995 for working capital purposes on an as needed basis.

6. INCENTIVE STOCK BONUS PROGRAM

     On December 10, 1992, certain employees were awarded cash and shares of the Company's common stock previously held in treasury. Total shares awarded were
369. The shares were restricted such that ownership and voting rights vested over three years: 20% at December 31, 1993, 40% at December 31, 1994 and 40% at December 31, 1995. Any unvested shares are forfeited and returned to the Company if an employee terminates prior to the vesting dates. Shares forfeited were 30 and 13, respectively, as of January 1, 1995 and December 31, 1995. Shares vested were 168 (pre-split) and 774 as of January 1, 1995 and December 31, 1995, respectively.

     The cost of the stock bonus, determined as the fair market value of the shares ($3.80 as determined by an independent valuation) at the date of grant, has been recorded as deferred compensation and is presented as a separate component of stockholders' equity. Deferred compensation is expensed ratably over the vesting period. Compensation expense relative to the value of shares awarded was $237, $419 and $361 in fiscal years 1993, 1994 and 1995, respectively. At December 31, 1995, there was no remaining deferred compensation.

7. STOCK OPTION PLAN (PRE-SPLIT)

     On March 3, 1994, the Company issued 25 nonstatutory stock options to five outside directors of the Company at an exercise price of $4.84, which was management's best estimate of market value at the date of grant. On July 13, 1995, the Company issued 10 nonstatutory stock options to two outside directors of the Company at an exercise price of $10.15, which was management's best estimate of market value at the date of grant. There was no compensation expense recorded in connection with the issuance of the options. The 1994 options vest over two years: 50% at January 1, 1995 and 50% at January 1, 1996. The 1995 options also vest over two years: 50% at January 1, 1996 and 50% at January 1, 1997. The options are exercisable for ten years from the date of grant. During 1994, 5 options were forfeited due to the termination of a director. At December 31, 1995, 30 options were outstanding and 10 options were vested.

                          SOURCE SERVICES CORPORATION

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8. INCOME TAXES

     The components of the provision for income taxes are as follows:

                                                                1993       1994       1995
                                                                -----     ------     ------
    Current provision/(benefit):
      Federal.................................................  $ 720     $2,100     $2,540
      State and other.........................................     63        (36)       224
                                                                -----     ------     ------
                                                                  783      2,064      2,764
    Deferred provision/(benefit):
      Federal and state.......................................   (270)      (300)      (217)
                                                                -----     ------     ------
                                                                $ 513     $1,764     $2,547
                                                                =====     ======     ======

     The Company's income tax expense was computed in accordance with SFAS 109. Deferred benefit represents the change in the deferred tax asset and is discussed further below.

     At January 2, 1994, the Company had available unused foreign tax credit carryforwards of approximately $252, for regular tax and AMT purposes, which expired in fiscal 1994. The full amount of this potential benefit was offset by a valuation allowance and no benefit was reflected for any carryforward of credits as the Company did not anticipate utilizing them.

     Balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. The principal sources of temporary differences, tax effected at statutory rates, are reduced by unrecognized tax benefits in arriving at the deferred tax. The deferred tax provision or benefit is recognized for the change in deferred tax liabilities or assets between periods.

     Deferred tax assets/(liabilities) are comprised of the following at:

                                                                     JANUARY 1,   DECEMBER 31,
                                                                        1995          1995
                                                                     ----------   ------------
    Deferred tax assets
      Depreciation.................................................    $  29          $ --
      Employee insurance claims....................................      152           185
      Accrued rent.................................................       40            52
      Allowance for doubtful accounts..............................      389           499
      Accrued vacation.............................................       59            59
      Other........................................................       --            24
                                                                       -----          ----
    Gross deferred tax assets......................................      669           819
    Deferred tax liabilities
      Deferred compensation........................................     (153)           --
      Depreciation.................................................       --           (67)
                                                                       -----          ----
      Net deferred tax asset/(liability)...........................    $ 516          $752
                                                                       =====          ====

                          SOURCE SERVICES CORPORATION

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table reconciles the federal income tax provision at the statutory rate to actual taxes reflected in the accompanying financial statements:

                                                                 1993      1994       1995
                                                                 ----     ------     ------
    Statutory U.S. tax rates...................................  $452     $1,785     $2,213
    Increase (decrease) in taxes resulting from:
      Permanent differences....................................    19         40        116
      State taxes, net of federal benefit......................    42        166        224
      Other....................................................    --       (227)        (6)
                                                                 ----     ------     ------
      Income tax expense.......................................  $513     $1,764     $2,547
                                                                 ====     ======     ======

9. COMMITMENTS AND CONTINGENCIES

  LEASE AGREEMENTS

     The Company leases office facilities and various equipment under noncancellable leases expiring at various dates through 2002. Certain leases are subject to escalation clauses based upon changes in the Consumer Price Index. The minimum future annual operating lease commitments for leases with noncancellable terms in excess of one year, exclusive of escalation, are as follows:

                                      YEAR                           OPERATING
                -------------------------------------------------    ---------
                1996.............................................     $ 3,552
                1997.............................................       3,384
                1998.............................................       3,240
                1999.............................................       2,663
                2000.............................................       1,708
                Thereafter.......................................         310
                                                                      -------
                                                                      $14,857
                                                                      =======

     Rental expense for the years ended January 2,1994, January 1, 1995 and December 31, 1995 was $2,631, $2,426 and $3,063, respectively.

  LITIGATION


     The Company is a defendant in various lawsuits arising in the normal course of business. The ultimate outcome of these matters cannot presently be determined; however, it is management's belief that the outcome of these lawsuits will not be material to the Company's results of operations or financial condition. Accordingly, no provision for any liability that may result has been made in the financial statements.


10. SUBSEQUENT EVENTS (UNAUDITED)

  SOURCE SERVICES CORPORATION 401(K) PLAN

     On April 29, 1996, the Company established the Source Services Corporation defined contribution 401(k) Profit Sharing Plan (the 401(k) Plan) to help supplement retirement income of employees who complete one year of service and attain age 21. The 401(k) Plan is effective generally as of January 1, 1996 and effective as of April 30, 1996 with respect to the 401(k) Plan's elective deferral provisions, whereby eligible employees may elect to defer on a before tax basis up to 15% of their compensation to the 401(k) Plan. The maximum amount a participant may elect to defer for 1996 may not exceed $9.5. For 1996, the Company intends to make a matching contribution at a rate of 100% of the first 2% of each participant's

                          SOURCE SERVICES CORPORATION

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

compensation deferred, 75% of the next 2% of each participant's compensation deferred, and 50% of the next 2% of each participant's compensation deferred. The Company's matching contribution will become fully vested after a participant completes four years of service with the Company. Under the 401(k) Plan, the Company will make contributions to a Trust Fund, which will pay benefits upon retirement. Eligible employees may contribute amounts through payroll deductions. The employee contributions and employer contributions are invested in funds available under the 401(k) Plan.

  1996 STOCK OPTION PLAN

     On April 30, 1996, the Company approved the 1996 Stock Option Plan (the Employees' Stock Option Plan). Under the Employees' Stock Option Plan, options may be granted to eligible employees of the Company or its subsidiaries for the purchase of an aggregate 1,000 shares of Common Stock of the Company. Employees eligible under the Employees' Stock Option Plan are those employees whose performance and responsibilities are determined by the Compensation Committee of the Board of Directors to be influential to the Company's success. The Employees' Stock Option Plan requires that the exercise price of each option that is intended to constitute an incentive stock option must not be less than 100% of the fair value of the Common Stock at the time of the grant of the option. No options have been granted under the Employees' Stock Option Plan (Note 7).

  REVOLVING LINE OF CREDIT AGREEMENT

     Effective May 21, 1996, the Company negotiated a new revolving line of credit agreement with another financial institution to replace the existing revolving credit agreement dated November 30, 1994. The new $10,000 agreement is collateralized by accounts receivable and other property of the Company. The commitment period extends to May 21, 1997. Commitment fees are payable on the unused balance at a rate of 3/8% per annum, payable quarterly. Interest accrues on outstanding amounts at the prime rate. Restrictive covenants under the new agreement include tangible net worth levels, current ratio limitations, and interest coverage requirements in addition to restrictions on indebtedness, liens, and sale of assets. Proceeds from new borrowings under the new agreement were used to payoff and cancel the old credit facility. The line of credit agreement will be used going forward to fund working capital requirements. At the date the new credit facility was entered into, $1,625 was drawn under this new revolving line of credit agreement (Note 5).

11. RECAPITALIZATION

     Effective June 1, 1996, the Company declared a 2.9-for-1 stock split in the form of a stock dividend distributable to stockholders of record at the close of business on that day. All per share amounts and number of shares presented in the financial statements have been restated to reflect the stock split.

                           [INTENTIONALLY LEFT BLANK]

                           [INTENTIONALLY LEFT BLANK]

                           [INTENTIONALLY LEFT BLANK]

                                   [PICTURE]

Source Services Corporation(R) is a specialty staffing firm with 34 years of experience in providing professional and skilled personnel to our clients. The Company offers staffing services in the information technology, accounting and finance, engineering and manufacturing, legal services and health care professions.


                                   [PICTURE]

OUR DIVISIONS

SOURCE CONSULTING - Provides IT consultants for short- or long-term assignments.

SOURCE EDP - Provides IT professionals for permanent positions.

ACCOUNTANT SOURCE TEMPS - Provides temporary accounting and financial professionals.

SOURCE FINANCE - Provides accounting and financial professionals for permanent positions.

SOURCE ENGINEERING - Provides multidisciplined engineers for temporary and permanent positions.

SOURCE MANUFACTURING - Provides manufacturing professionals for temporary and permanent positions.

SOURCE LEGAL - Provides attorneys and paralegals for temporary and permanent positions.

SOURCE HEALTHCARE STAFFING - Provides physicians, RNs, LPNs/LVNs and nursing assistants for temporary and permanent positions.

                             [SOURCE SERVICES LOGO]

================================================================================
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                               ------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
The Company...........................   10
Use of Proceeds.......................   10
Dividend Policy.......................   11
Dilution..............................   11
Capitalization........................   12
Selected Financial Data...............   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   20
Management............................   32
Principal and Selling Stockholders....   38
Shares Eligible for Future Sale.......   40
Description of Capital Stock..........   41
Underwriting..........................   44
Legal Matters.........................   45
Experts...............................   45
Additional Information................   45
Index to Financial Statements.........  F-1

                               ------------------
UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMPANY'S COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                                2,500,000 SHARES

                                      LOGO

                                SOURCE SERVICES
                                  CORPORATION

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                                RAUSCHER PIERCE
                                 REFSNES, INC.
                                           , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows. All of the amounts except the SEC registration fee, NASD fee and the Nasdaq National Market listing fee are estimates.

                                      ITEM                                           AMOUNT
- --------------------------------------------------------------------------------    --------
SEC registration fee............................................................    $ 16,854
NASD fee........................................................................       5,388
Nasdaq National Market listing fee..............................................      39,469
Legal fees and expenses.........................................................     400,000
Accounting fees and expenses....................................................     175,000
Printing expenses...............................................................     130,000
Fees and expenses for qualification under state securities laws (including legal
  fees).........................................................................       7,500
Transfer agent's and registrar's fees and expenses..............................      14,000
Miscellaneous...................................................................      11,789
                                                                                    --------
          Total.................................................................    $800,000
                                                                                    ========

- ---------------

* None of this amount is to be borne by the Selling Stockholders.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is incorporated under the laws of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person against expenses, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification may be made in respect to any claim,issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     As permitted by the Delaware General Corporation Law, the Certificate of Incorporation provides that the directors and officers of the Registrant shall be indemnified by the Registrant against certain liabilities that those persons may incur in their capacities as directors or officers. The Certificate of Incorporation eliminates the liability of directors of the Registrant, under certain circumstances, to the maximum extent permitted by the Delaware General Corporation Law. See "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation and Bylaws" included in the Prospectus.


     The Underwriting Agreement filed as Exhibit 1.1 hereto contains reciprocal agreements of indemnity between the Registrant and the underwriters as to certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and in certain circumstances provides for indemnification of the Registrant's directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the previous three years, the Registrant has issued and sold the following securities (all such amounts having been adjusted to reflect the 2.9-for-one stock split effected in June 1996) without registration under the Securities Act (none of which sales were underwritten):

          In March 1996, the Company issued 619,785 shares of Common Stock to the Company's Profit Sharing Plan for the accounts of participants therein in consideration for services rendered to the Company valued at approximately $5,003,162. There was no public offering in such transactions, and the Registrant believes that such transactions were exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof.

          In March 1994 and July 1995, the Registrant issued options to purchase 72,500 and 29,000 shares of Common Stock, respectively, to members of the Board of Directors (14,500 of which options have been forfeited). No payment was made by the recipients for such options. Options to purchase 43,500 shares of Common Stock were exercised in May 1996 for aggregate cash consideration of $72,750. No underwriters participated in any of such transactions. The Registrant believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to
     Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT NO.                                     DESCRIPTION
- ----------- ------------------------------------------------------------------------------------
    1.1*    -- Form of Underwriting Agreement
    3.1*    -- Amended and Restated Certificate of Incorporation of the Registrant
    3.2*    -- Amended and Restated Bylaws of the Registrant
    4.1*    -- Form of certificate representing shares of the Registrant's Common Stock
    5.1*    -- Legal Opinion of Gardere & Wynne, L.L.P., regarding legality of securities being registered
   10.1*    -- Office Lease dated January 23, 1995 by and between Massachusetts Mutual Life
               Insurance Company and the Registrant
   10.2*    -- Source Services Corporation 1996 Stock Option Plan
   10.3*    -- Source Services Corporation Employees' Profit Sharing Plan
   10.4*    -- Amendment No. 1 to Source Services Corporation Employees' Profit Sharing Plan
   10.5*    -- Source Services Corporation Non-Employee Directors Stock Option Plan
   10.6*    -- Loan Agreement dated May 21, 1996 between the Registrant and Bank One, Texas,
               N.A.
   10.7*    -- Security Agreement dated as of May 21, 1996 between the Registrant and Bank One,
               Texas, N.A.
   10.8*    -- Promissory Note dated May 21, 1996 payable to Bank One, Texas, N.A.
   10.9*    -- Form of Director Incentive Stock Option Bonus Agreement
   10.10*   -- Source Services Corporation 401(k) Plan
   23.1     -- Consent of Price Waterhouse LLP
   23.2*    -- Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
   24.1*    -- Power of attorney
   27.1*    -- Financial Data Schedule


- ---------------
* Previously filed

(B) FINANCIAL STATEMENT SCHEDULES

     The following financial statement schedule is included in Part II of the Registration Statement:

          II -- Valuation and Qualifying Accounts and Reserves

     All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements or noted therein.

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to provide to the representatives of the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the representatives of the underwriters to permit prompt delivery to each purchaser.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) If the Underwriters do not exercise their option to purchase additional shares of Common Stock to cover over-allotments, if any, or if such option is partially exercised, the Registrant hereby undertakes to file a post-effective amendment to the Registration Statement deregistering all such shares as to which such option shall not have been exercised.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 24th day of July, 1996.


                                          SOURCE SERVICES CORPORATION

                                          By:        /s/  D. LES WARD
                                              ----------------------------------
                                                        D. Les Ward
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         SIGNATURE                       TITLE                        DATE
- ----------------------------   --------------------------------   -------------
      /s/  D. LES WARD         President, Chief Executive         July 24, 1996
- ----------------------------     Officer and Director
        D. Les Ward              (Principal Executive Officer)

  /s/  RICHARD DUPONT*         Chief Financial Officer and        July 24, 1996
- ----------------------------     Secretary (Principal Financial
      Richard Dupont             and Accounting Officer)

     /s/  JOHN ALLRED*         Director                           July 24, 1996
- ----------------------------
        John Allred

    /s/  ADRIAN ALTER*         Director                           July 24, 1996
- ----------------------------
       Adrian Alter

 /s/  PAUL M. BASS, JR.*       Director                           July 24, 1996
- ----------------------------
     Paul M. Bass, Jr.

  /s/  WAYNE D. EMIGH*         Director                           July 24, 1996
- ----------------------------
     Wayne D. Emigh

     /s/  JOHN SIFONIS*        Director                           July 24, 1996
- ----------------------------
        John Sifonis

    /s/  KARL VOGELER*         Director                           July 24, 1996
- ----------------------------
       Karl Vogeler

*By:  /s/  D. LES WARD
- ----------------------------
       D. Les Ward
     As Attorney-in-Fact

                                                                     SCHEDULE II

                          SOURCE SERVICES CORPORATION

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                             SUPPLEMENTAL SCHEDULE
                          (AMOUNTS SHOWN IN THOUSANDS)

             COLUMN A                   COLUMN B              COLUMN C            COLUMN D       COLUMN E
- -----------------------------------  ---------------   ----------------------    ----------    -------------
                                                             ADDITIONS
                                                       ----------------------
                                       BALANCE AT      CHARGED TO
                                      BEGINNING OF     COSTS AND      OTHER                     BALANCE AT
            DESCRIPTION                  PERIOD         EXPENSES     ACCOUNTS    DEDUCTIONS    END OF PERIOD
- -----------------------------------  ---------------   ----------    --------    ----------    -------------
Allowance reserve..................   1993   $   603      $351         $ --         $111          $   843
                                      1994       843       482           --          273            1,052
                                      1995     1,052       887           --          582            1,357

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIALLY
  EXHIBIT                                                                              NUMBERED
  NUMBER                                   DESCRIPTION                                   PAGES
- ----------- -------------------------------------------------------------------------------------
    1.1*    -- Form of Underwriting Agreement
    3.1*    -- Amended and Restated Certificate of Incorporation of the Registrant
    3.2*    -- Amended and Restated Bylaws of the Registrant
    4.1*    -- Form of certificate representing shares of the Registrant's Common
               Stock
    5.1*    -- Legal Opinion of Gardere & Wynne, L.L.P., regarding legality of securities being registered
   10.1*    -- Office Lease dated January 23, 1995 by and between Massachusetts Mutual
               Life Insurance Company and the Registrant
   10.2*    -- Source Services Corporation 1996 Stock Option Plan
   10.3*    -- Source Services Corporation Employees' Profit Sharing Plan
   10.4*    -- Amendment No. 1 to Source Services Corporation Employees' Profit
               Sharing Plan
   10.5*    -- Source Services Corporation Non-Employee Directors Stock Option Plan
   10.6*    -- Loan Agreement dated May 21, 1996 between the Registrant and Bank One,
               Texas, N.A.
   10.7*    -- Security Agreement dated as of May 21, 1996 between the Registrant and
               Bank One, Texas, N.A.
   10.8*    -- Promissory Note dated May 21, 1996 payable to Bank One, Texas, N.A.
   10.9*    -- Form of Director Incentive Stock Option Bonus Agreement
   10.10*   -- Source Services Corporation 401(k) Plan
   23.1     -- Consent of Price Waterhouse LLP
   23.2*    -- Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
   24.1*    -- Power of attorney
   27.1*    -- Financial Data Schedule


- ---------------
* Previously filed